Norwood
FINANCIAL CORP

In 2011, we expanded our market area and implemented new technology while maintaining a solid financial performance.

2011 ANNUAL REPORT

NORWOOD FINANCIAL CORP
SUMMARY OF SELECTED FINANCIAL DATA

For the years ended December 31,	2011	2010	2009	2008	2007
Net interest income	$22,588	$19,664	$19,109	$18,401	$17,272
Provision for loan losses	1,575	1,000	1,685	735	315
Other income	3,762	3,616	4,929	4,105	3,507
Net realized gains (losses) on sales of securities	973	448	463	(18)	17
Other expenses	15,813	12,753	13,471	12,240	11,341
Income before income taxes	9,935	9,975	9,345	9,513	9,140
Income tax expense	2,579	2,662	2,282	2,836	2,629
NET INCOME	$7,356	$7,313	$7,063	$6,677	$6,511
Net income per share -Basic	$2.39	$2.65	$2.57	$2.44	$2.34
-Diluted	2.39	2.64	2.55	2.41	2.30
Cash dividends declared	1.17	1.13	1.09	1.02	0.94
Dividend pay-out ratio	48.95%	42.64%	42.41%	41.80%	40.17%
Return on average assets	1.18%	1.37%	1.38%	1.36%	1.39%
Return on average equity	9.26%	10.87%	11.40%	11.79%	12.10%
BALANCES AT YEAR-END					
Total assets	$668,814	$537,005	$529,696	$504,296	$480,610
Loans receivable	457,907	356,855	363,474	349,404	331,296
Allowance for loan losses	5,458	5,616	5,453	4,233	4,081
Total deposits	525,767	393,865	391,473	359,635	370,000
Stockholders' equity	88,061	67,698	64,471	58,690	55,819
Trust assets under management	107,696	113,693	99,373	90,069	101,714
Book value per share	$26.81	$24.45	$23.25	$21.45	$20.27
Tier 1 Capital to risk-adjusted assets	15.86%	18.44%	16.97%	16.22%	16.26%
Total Capital to risk-adjusted assets	17.04%	19.74%	18.27%	17.50%	17.60%
Allowance for loan losses to total loans	1.19%	1.57%	1.50%	1.21%	1.23%
Non-performing assets to total assets	1.60%	.90%	1.02%	0.54%	0.03%

(dollars in thousands, except per share data)

Norwood FINANCIAL CORP



We are truly pleased to report to you that your Company had a very productive year in 2011. We completed our merger of the former North Penn Bank in May and fully integrated the new branches in August. The results of the acquisition are reflected throughout our strong performance in 2011.

Lewis J. Critelli
President and Chief Executive Officer

For the year ended December 31, 2011 net income totaled a record $7,356,000, an increase of $43,000 over the $7,313,000 earned in the prior year as an increase in net interest income offset significant one-time costs related to the acquisition. Earnings per share on a fully diluted basis were $2.39 for 2011, compared to $2.64 in 2010. The decrease in the earnings per share was principally due to one-time merger related costs of approximately $800,000 and the increased number of shares outstanding. The return on average assets for the year was 1.18% with a return on average equity of 9.26%.

MERGER

"The merger increased the Bank's footprint, adding three Community Offices in Lackawanna County and expanding our Monroe County presence."

Total assets were $668.8 million as of December 31, 2011. Loans receivable totaled $457.9 million as of December 31, 2011, with total deposits of $525.8 million and stockholders' equity of $88.1 million. The Company's capital position remains "well-capitalized" in accordance with risk-based capital guidelines established by bank regulators. With our continued strong capital position, we declared cash dividends of $1.17 in 2011 compared to $1.13 in 2010. This marks the twentieth consecutive year of increased cash dividends to our stockholders.

Total assets increased $131.8 million in 2011 due primarily to the acquisition of North Penn. Loans receivable grew $101 million from the prior year-end due primarily to the North Penn transaction. While retail lending increased $23.2 million, total commercial loans grew $77.8 million in 2011. We also utilized the Small Business Administration Loan programs to assist a number of our customers. As of December 31, 2011, total non-performing loans were $7,815,000 and represented 1.71% of total loans compared to $4,079,000, or 1.14% as of December 31, 2010. The increase was due in part to loans acquired from North Penn. We also saw an increase in charge-offs in 2011 due primarily to one credit which had been carried in non-accrual status and has since been transferred to Foreclosed Real Estate. Our market area is still feeling the impact of lower real estate values and high unemployment. We are working diligently to resolve our problem credits. Based on the increase in charge-offs, the Company determined that it would be appropriate


Wayne Bank
Effort Branch


Effort Branch


Wayne Bank
Wayne Bank
ENTER
Central Scranton Branch


Central Scranton Branch

to provide $1,575,000 for potential future losses for the year compared to $1,000,000 for the year 2010. As of December 31, 2011, the allowance for loan losses totaled $5,458,000 and 1.19% of total loans.

For the year, net interest income (fte) totaled $23,764,000, an increase of $3,102,000 or 15% over 2010. The net interest margin (fte) improved 4 basis points to 4.08% in 2011. Other income for the year totaled $4,735,000 compared to $4,064,000 in 2010, an increase of $671,000. Gains on the sale of investment securities increased $525,000 while earnings on bank owned life insurance policies improved $72,000 in 2011 compared to 2010. The 2011 period includes $271,000 in gains and servicing rights on the sale of $8.7 million of mortgage loans compared to $307,000 in similar gains on sales of $12.4 million of mortgage loans and servicing rights in the 2010 period. For the year ended December 31, 2011, other expense totaled $15,813,000 compared to $12,753,000 for the similar period in 2010, an increase of $3,060,000. Employment and occupancy costs rose $1,618,000 over the 2010 total due primarily to locations and staff added from the acquisition. One-time merger related costs approximated $800,000 and are included primarily in professional fees. Foreclosed real estate expenses also increased $537,000 in 2011 as several properties were acquired through foreclosures, resulting in valuation adjustments, payment of delinquent real estate taxes and on-going maintenance.

We encourage you to read the Financial Section of this report for a more detailed analysis of our performance.

The year 2011 holds much significance in the history of Norwood Financial Corp as we completed our merger and acquisition of North Penn Bank which was headquartered in Scranton, PA. The merger increased the Bank's footprint adding three Community Offices in Lackawanna County and expanding our Monroe County presence. Most importantly, we added to our staff community bankers that are knowledgeable, know their customers, and are an asset to the Bank. We now operate sixteen Community Offices in four counties.

The addition of Lackawanna County to the Bank's footprint provides the Bank with the opportunity to increase our customer base, both for individuals and small business accounts. There is potential for growth since this is a new market for the Bank. According to the U.S. Census Bureau the population of the county as of 2010 was 214,437 comprising approximately 86,000 households and home ownership as of 2009 of 66.1% which is a large market for the Bank to offer our competitive products to a new audience.

The Central Scranton office is on Adams Avenue across the street from the Lackawanna County Courthouse. It is conveniently located in the downtown business district and is easily accessible on foot or by car. This is a full-service location offering both consumer and commercial lenders on-site. Our Wealth Management and Trust Services Division also has an office in the Central Scranton facility.

In addition to the Central Scranton location, there is a Community Office in West Scranton which is located on Main Avenue as well as a Community Office in the Abington area, (Clarks Summit). Both of these Community Offices are located within business districts in their respective communities that consists of restaurants, real estate offices, law firms and a variety of small businesses which should provide opportunities for the Bank.

In Monroe County, the two offices that were added as a result of the merger are the Stroudsburg Community Office on Ninth Street and the Effort Office which is located in the western end of the county. The Effort Community Office is the newest branch location, constructed in 2006. The interior boasts a beautiful fireplace, columns surrounding a flat screen television and a bank lobby with an open floor plan. According to the 2009 U.S. Census Bureau's statistics, Monroe County has experienced considerable population growth of 22.5% in the last 10 years. We anticipate additional growth as we build and expand our relationships in Monroe County.

The Bank has one of the top market shares in the combined areas of Wayne, Pike and Monroe Counties. The five Community Offices


$6,511
$6,677
$7,063
$7,313
$7,356
$8,000
$7,750
$7,500
$7,250
$7,000
$6,750
$6,500
$6,250
2007
2008
2009
2010
2011

NET INCOME
($000)


$2.30
$2.41
$2.55
$2.64
$2.39
$2.70
$2.60
$2.50
$2.40
$2.30
$2.20
$2.10
$2.00
2007
2008
2009
2010
2011

DILUTED EARNINGS PER SHARE


$.94
$1.02
$1.09
$1.13
$1.17
$1.20
$1.10
$1.00
$.90
$.80
$.70
$.60
$.50
2007
2008
2009
2010
2011

CASH DIVIDENDS PER SHARE

in Wayne County, and the three offices in Pike County together with the three offices in Monroe County have made significant contributions to the Bank by increasing their customer base, adding to the bank's loan volume and selling ancillary products for both consumers and businesses alike. These Community Offices with their capable managers have established Wayne Bank as a strong community bank and a leader in the financial services industry.

In addition to the merger, Wayne Bank upgraded its operational systems to a new data processing services provider which affected virtually every record keeping process in the bank. We utilize systems provided by Fiserv which is a global leader in the financial services processing industry. This was a major and complex project in which our employees took ownership by learning the various new systems for their respective areas. The new technology was fully integrated first by Wayne Bank in May and then launched to the newly acquired Community Offices of the former North Penn Bank in August.

The upgraded system enabled Wayne Bank to introduce eStatements, which allows for delivery of checking and/or savings account statements online. Customer response has been terrific and the Bank and its depositors should enjoy greater efficiencies, faster service and increased security due to the elimination of traditional paper statement delivery methods. Wayne Bank now offers its eCorp online banking tool which can be customized to meet the needs of more complex business enterprises. The Direct Link online banking system now includes the benefits of "CheckFree", the nation's leading bill pay service provider. Our plans for 2012 also include mobile banking for even more customer convenience. We also plan to implement a new loan documentation platform which will enhance the turn-around time to finalize new loans for commercial and retail borrowers. The objective of all our investments in technology is to make it easier for customers to use Wayne Bank's products and services.

TECHNOLOGY

"The objective of all of our investments in technology is to make it easier for customers to use Wayne Bank's products and services."

During 2011 we welcomed Kevin Lamont to our Board of Directors. Kevin was Chairman of the former North Penn Bank. We truly appreciate his business insight and guidance.

A number of Bank Executives were promoted during the year: William S. Lance to Executive Vice President, Chief Financial Officer and Secretary of Wayne Bank and Norwood Financial



We would like to take this opportunity to highlight the career of Mr. Edward C. Kasper who retired from the Bank as of December 31, 2011. Ed had a 25 year career at the Bank, most recently as Executive Vice President and Senior Loan Officer. Thanks to Ed's guidance, Wayne Bank has an excellent reputation for assisting businesses to grow and prosper. We wish him health and happiness in his retirement as he enjoys his time for family and travel excursions.



OUR SENIOR MANAGEMENT TEAM:
Front Row, Left to Right: Kenneth C. Doolittle and William S. Lance
Back Row, Left to Right: John H. Sanders, Diane Wylam, Esq., Edward C. Kasper, Joseph A. Kneller, and Lewis J. Critelli


$331.3 $349.4 $363.5 $356.9 $457.9
$450.0
$430.0
$410.0
$390.0
$370.0
$350.0
$330.0
$310.0
2007 2008 2009 2010 2011

TOTAL LOANS
(In Millions)


$4,081 $4,233 $5,453 $5,616 $5,458
$5.5
$5.0
$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
2007 2008 2009 2010 2011

ALLOWANCE FOR LOAN LOSSES
($000)


$17,811 $19,030 $19,872 $20,662 $23,764
$24.0
$22.0
$20.0
$18.0
$16.0
$14.0
$12.0
$10.0
2007 2008 2009 2010 2011

NET INTEREST INCOME (FTE)
($000)

Corp. Bill joined Wayne Bank in March of 2010 and has over 30 years of financial banking experience; John Carmody to Senior Vice President and Senior Loan Officer and Executive of the Corporate Bank. John started with Wayne Bank in January 1996 and has held a variety of positions. Other promotions throughout the year include Vonnie A. Lewis to Community Office Manager of the Lakewood branch and Jill Hessling to Community Office Manager of the Waymart branch.

During the past year we hired a number of new employees: Brian Mahlstedt was hired as a Senior Vice President of Commercial Lending and is located in the Central Scranton office. Richard Siarniak was hired as a Trust Associate and Vice President of the Wealth Management and Trust Services Division. Crystal Tompkins was hired as Community Office Manager of the West Scranton office. Maurice Dennis was hired as a Credit Analyst in the Commercial Lending Division and is based in Honesdale.

We had a number of employees attain milestones in their careers: Laurie Bishop, the Assistant Community Office Manager in the Hawley office attained 35 years of service which is outstanding! Three employees attained 25 years of service: Ed Kasper, Toni Stenger and Myrna Draghi. Three employees attained 15 years of service: John Carmody, Jill Hessling and Jennifer Jaycox. In addition, five employees achieved ten years of service, and eight employees attained five years of service.

With our acquisition of North Penn now complete, we can look forward to the benefits which we expect to derive from the transaction. A solid loan base funded with core deposits will provide improved net interest income, while the new markets in Lackawanna County and Western Monroe County provide opportunities for expansion of our franchise. We are pleased with our results in 2011, which included significant one-time costs related to our acquisition and expenses incurred to upgrade all of our information systems. As we continue to move through the current economic downturn, we will remain diligent in controlling and minimizing credit related costs brought on us due to a fragile economy. Our core earnings have been strengthened, our net interest margin has improved, and our capital base continues to exceed peer and "well-capitalized" targets. We believe that we are well-positioned to take advantage of the opportunities available to us, and we look forward to serving our growing customer base as the economy rebounds from the recent difficulties.

Wayne Bank is proud to continue its 140 year tradition of being a symbol of strength, safety and security for the communities, customers and stockholders we serve. Please consider us for all you financial needs. We truly appreciate your support.

TRADITION

"Wayne Bank is proud to continue its 140 year tradition of being a symbol of strength, safety and security for the communities, customers and stockholders we serve."

Lewis J. Critelli
President and Chief Executive Officer



OUR BOARD OF DIRECTORS:
Front Row, Left to Right: Dr. Andrew A. Forte, Susan Gumble-Cottell, Kevin Lamont, and Dr. Kenneth A. Phillips
Back Row, Left to Right: Ralph A. Matergia, Esq., William W. Davis, Richard L. Snyder,
John E. Marshall, Daniel J. O'Neill, and Lewis J. Critelli

WAYNE BANK COMMUNITY OFFICES


LAKEWOOD
370
191
WAYNE COUNTY
HONESDALE
Willow Avenue
6
WAYMART
ABINGTON
81
LACKAWANNA COUNTY
WEST SCRANTON
CENTRAL SCRANTON
HAWLEY
434
SHOHOLA
590
MILFORD
84
LORDS VALLEY
390
402
209
PIKE COUNTY
380
MONROE COUNTY
940
80
TANNERSVILLE
STROUD MALL
MARSHALLS CREEK
STROUDSBURG
115
EFFORT

(800) 598-5002
waynebank.com

ADMINISTRATIVE & MAIN OFFICE 717 Main Street, Honesdale, PA 18431

WAYMART 228 Belmont Street, Waymart, PA 18472

HONESDALE 245 Willow Avenue, Honesdale, PA 18431

HAWLEY/LAKE WALLENPAUPACK 63 Welwood Avenue, Hawley, PA 18428

MILFORD 111 West Harford Street, Milford, PA 18337

SHOHOLA 107 Richardson Avenue, Shohola, PA 18458

LAKEWOOD 17 Como Road, Lakewood, PA 18439

STROUD MALL Stroud Mall & Route 611, Stroudsburg, PA 18360

LORDS VALLEY 637 Route 739, Lords Valley, PA 18428

MARSHALLS CREEK 5165 Milford Road, East Stroudsburg, PA 18302

TANNERSVILLE 2951 Route 611, Suite 101, Tannersville, PA 18372

CENTRAL SCRANTON 216 Adams Avenue, Scranton, PA 18503

WEST SCRANTON 623 South Main Avenue, Scranton, PA 18504

ABINGTON 651 Northern Boulevard, Clarks Summit, PA 18411

STROUDSBURG 334 North Ninth Street, Stroudsburg, PA 18360

EFFORT 2226 Barney Lane, Effort, PA 18330

Norwood FINANCIAL CORP

2011 CONSOLIDATED FINANCIAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

This Management's Discussion and Analysis and related financial data are presented to assist in the understanding and evaluation of the financial condition and results of operations for Norwood Financial Corp (the Company) and its subsidiary Wayne Bank (the Bank) as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010, and 2009. This section should be read in conjunction with the consolidated financial statements and related footnotes.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words believes, anticipates, contemplates, expects, and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in Federal and State laws, changes in interest rates, risks associated with the acquisition of North Penn Bancorp, the ability to control costs and expenses, demand for real estate, changes in regulatory environment and general economic conditions. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CRITICAL ACCOUNTING POLICIES

Note 2 to the Company's consolidated financial statements (incorporated by reference in Item 8 of the Form 10-K) lists significant accounting policies used in the development and presentation of its financial statements. This discussion and analysis, the significant accounting policies, and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for an understanding and evaluation of the Company and its results of operations.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the potential impairment of restricted stock, accounting for stock options, the valuation of deferred tax assets, the determination of other-than-temporary impairment on securities, the determination of goodwill impairment and the fair value of financial instruments. Please refer to the discussion of the allowance for loan losses calculation under "Non-performing Assets and Allowance for Loan Losses" in the "Financial Condition" section.

The deferred income taxes reflect temporary differences in the recognition of the revenue and expenses for tax reporting and financial statement purposes, principally because certain items are recognized in different periods for financial reporting and tax return purposes. Although realization is not assured, the Company believes it is more likely than not that all deferred tax assets will be realized.

In estimating other-than-temporary impairment losses on securities, the Company considers 1) the length of time and extent to which the fair value has been less than cost and 2) the financial condition of the issuer. The Company does not have the intent to sell these securities and it is more likely than not that it will not sell the securities before recovery of their cost basis. The Company believes that the unrealized losses at December 31, 2011 and 2010 represent temporary impairment of the securities.

The fair value of financial instruments are based upon quoted market prices, when available. For those instances where a quoted price is not available, fair values are based upon observable market based parameters as well as unobservable parameters. Any such valuation is applied consistently over time.

In connection with the acquisition of North Penn, we recorded goodwill in the amount of $9.7 million, representing the excess of amounts paid over the fair value of the net assets of the institution acquired at the date of acquisition. Goodwill is tested and deemed impaired when the carrying value of goodwill exceeds its implied fair value.

RESULTS OF OPERATIONS – SUMMARY

Net income for the Company for the year ended December 31, 2011 totaled $7,356,000, an increase of $43,000 over the $7,313,000 earned in 2010. Basic and diluted earnings per share were $2.39 in 2011, decreasing from $2.65 basic and $2.64 diluted in 2010. The return on average assets (ROA) for the year ended December 31, 2011 was 1.18% with a return on average equity (ROE) of 9.26% compared to an ROA of 1.37% and an ROE of 10.87% in the prior year. The relatively flat earnings are due to significant one-time costs resulting from the acquisition of North Penn Bancorp, Inc. during 2011. See Note 15 to the Consolidated Financial Statements for a more detailed analysis of the acquisition. Net interest income on a fully taxable equivalent basis (fte) increased $3,102,000 in 2011 which offset the $3,060,000 increase in operating expenses.

Net interest income on a fully taxable equivalent basis (fte) totaled $23,764,000 in 2011, an increase of $3,102,000, or 15%, over 2010. Average loans outstanding increased $58.5 million due primarily to loans acquired from North Penn and added $3,359,000 of interest income due to growth. The net interest margin improved 4 basis points in 2011 to 4.08% as a 39 basis point reduction in the cost of funds exceeded the 25 basis point reduction on the yield earned. The reduction in the cost of funds was due to the continued low interest rate environment and the downward repricing on deposits and borrowed funds, most notably certificates of deposit which mature and reinvest at current market rates.

Loans receivable increased $101 million in 2011 due primarily to the North Penn transaction. Total commercial loans, primarily real estate related, grew $77.8 million while retail loans increased $23.2 million during the year. The low interest rate environment in place during the year led to sales of residential mortgage loans for purposes of interest rate risk management, and the Company sold $8.7 million of fixed rate loans. As a result of the continued slow down in the local economy, the Company experienced an increase in non-performing loans from the $4,079,000 reported in 2010 to $7,815,000 as of December 31, 2011, which includes $1.9 million of loans acquired from North Penn. As of year-end, non-performing loans represented 1.71% of total loans compared to 1.14% at December 31, 2010. Net charge-offs totaled $1,733,000 in 2011, increasing from $837,000 in the prior year. The increase was due primarily to one loan which had been carried in non-accrual status and has since been transferred to Foreclosed Real Estate. Based on the increase in charge-offs and non-performing loans, the Company determined that it would be appropriate to allocate $1,575,000 to the allowance for loan losses for potential future losses. As of December 31, 2011, the allowance for loan losses totaled $5,458,000 and 1.19% of total loans decreasing from $5,616,000 and 1.57% of total loans at December 31, 2010. The decrease in the ratio of the allowance to total loans is a result of the accounting treatment for mergers whereby the loans are acquired at fair value and the sellers' allowance is eliminated.

Other income totaled $4,735,000 in 2011 compared to $4,064,000 in 2010. Gains on the sale of investment securities increased $525,000 as the low rate environment created opportunities to reposition the portfolio. Net gains of $973,000 on sales of $31.2 million of investment securities were recorded in 2011 compared to gains of $448,000 on sales of $23.5 million in 2010. Earnings on bank owned life insurance policies improved $72,000 compared to 2010 due to the additional policies acquired in the North Penn transaction. The 2011 period also includes $271,000 of gains on sales of $8.7 million of mortgage loans and servicing rights compared to $307,000 of net gains in 2010 on sales of $12.4 million of mortgage loans and servicing rights.

Other expenses were $15,813,000 in 2011 compared to $12,753,000 for 2010. The majority of the increased costs recognized in 2011 were merger related, whether one-time costs for investment bankers, attorneys or consultants, or staffing and occupancy costs necessary to operate the five branch offices that were added in the acquisition. Foreclosed real estate costs also increased $537,000 in 2011 as several properties were acquired through foreclosure, resulting in write-downs on the properties of $177,000 and other costs such as real estate taxes and maintenance of $400,000. Additionally, the Company upgraded all of its information systems which led to increased costs in 2011. Income tax expense for the year 2011 totaled $2,579,000 for an effective tax rate of 26.0% compared to $2,662,000 and 26.7% in the prior year due to an increased level of tax exempt income on loans, investments and bank owned life insurance policies.

The following table sets forth changes in net income (in thousands):

Net income 2010	$	7,313
Net interest income		2,924
Provision for loan losses		(575)
Net gains on sale of securities		525
Other income		146
Salaries and employee benefits		(1,341)
Occupancy, furniture and equipment		(277)
Foreclosed real estate owned		(537)
Professional fees		(633)
Other expenses		(272)
Income tax expense		83
Net income for 2011	$	7,356

Net income for the Company for the year-ended December 31, 2010 totaled $7,313,000, an increase of $250,000 or 3.5% over the $7,063,000 earned in 2009. The resulting basic and diluted earnings per share were $2.65 and $2.64, respectively, increasing from $2.57 and $2.55, respectively, in 2009. The return on average assets (ROA) for the year ended December 31, 2010 was 1.37% with a return on average equity (ROE) of 10.87% compared to an ROA of 1.38% and an ROE of 11.40% for the prior year. The increase in earnings was attributable to an increase in net interest income on a fully taxable equivalent basis (fte) of $790,000 and a reduction in operating expenses of $718,000. A $1,328,000 decrease in other income was partially offset by a $685,000 reduction in the provision for loan losses.

Net interest income on a fully taxable equivalent basis (fte) totaled $20,662,000 in 2010, which was $790,000 or 4.0%, higher than the $19,872,000 reported in 2009. The improvement recorded in net interest income can be attributed to an $18.1 million increase in average earning assets which exceeded the $15.1 million of growth in average interest bearing liabilities. Effective asset/liability management strategies also contributed to the improved earnings as a thirty-eight basis point reduction in the yield on earning assets was offset by a fifty basis point decrease in the cost of interest bearing liabilities.

Average loans outstanding remained relatively stable in 2010 as the current economic downturn impacted the Company's ability to extend credit to qualifying borrowers. The Company also sold $12.4 million of fixed-rate residential mortgage loans in 2010 to reduce its risk to rising interest rates. As a result of negative growth and an eleven basis point reduction in the yield earned, income generated by the loan portfolio decreased $393,000 from the prior year total. Income from the securities portfolio also declined $520,000 as new taxable securities were added at historically low interest rate levels to replace proceeds received from sales, maturities or calls. Income from tax free securities improved $642,000 as the Company took advantage of historically wide spreads in the municipal markets to increase the outstanding balance of these securities by $11.0 million on average. Average interest bearing liabilities grew $15.1 million but a fifty basis point reduction in the cost of these funds resulted in a decrease in total interest expense of $1,703,000 compared to 2009. The majority of the reduced cost can be attributed to time deposits which matured and were replaced at current market rates. The Company's provision for loan losses decreased $685,000 based upon management's evaluation of the adequacy of the allowance for loan losses.

Other income for the year ended 2010 totaled $4,064,000 compared to $5,392,000 in 2009, a decrease of $1,328,000. The earnings and proceeds on bank owned life insurance policies totaled $391,000 in 2010 compared to $1,196,000 in 2009, while service charges and fees declined $245,000 related to service charges on deposits. Gains on the sales of investment securities totaled $448,000 on sales of $23.9 million for the 2010 period compared to $463,000 on sales of $15.4 million for the 2009 period. The Company also had a $150,000 gain on the sale of deposits related to a branch closure in the 2009 period. The 2010 period includes $307,000 in gains and servicing rights on the sale of $12.4 million of mortgage loans compared to $481,000 in similar gains on sales of $21.6 million of mortgage loans and servicing rights in the 2009 period.

For the year ended December 31, 2010, other expense totaled $12,753,000 compared to $13,471,000 for the similar period in 2009, a decrease of $718,000. The decrease was due in part to a reduction in FDIC insurance assessments which decreased $236,000 from the 2009 total and a lower level of foreclosed real estate costs which totaled $41,000 in the 2010 period and $436,000 in 2009. The 2009 period also included $267,000 related to the funding of an employee benefit plan.

The following table sets forth changes in net income (in thousands):

Net income 2009	$	7,063
Net interest income		555
Provision for loan losses		685
Earnings and proceeds on BOLI		(805)
Gains on sales of mortgage loans and servicing rights		(174)
Gain on sale of deposits		(150)
Other income		(199)
Salaries and employee benefits		322
FDIC insurance assessments		236
Foreclosed real estate owned		395
Professional fees		(239)
Other expenses		4
Income tax expense		(380)
Net income for 2010	$	7,313

FINANCIAL CONDITION

TOTAL ASSETS

Total assets as of December 31, 2011, were $668.8 million compared to $537.0 million as of year-end 2010, an increase of $131.8 million or 24.5%. The increase in assets was primarily the result of the Company's acquisition of North Penn Bancorp, Inc. on May 31, 2011. See Note 15 to the Consolidated Financial Statements for a more detailed description of the acquisition.

LOANS RECEIVABLE

As of December 31, 2011, loans receivable totaled $457.9 million compared to $356.9 million as of year-end 2010, an increase of $101.0 million. Loan growth, principally due to the acquisition, was centered in commercial real estate loans and residential real estate loans.

Residential real estate loans, which includes home equity lending, totaled $148.1 million as of December 31, 2011, compared to $124.6 million as of year-end 2010, an increase of $23.5 million. The growth includes $31.8 million of loans acquired from North Penn. Residential mortgage refinancing activity continued in 2011 as customers took advantage of the low interest rate environment. The Company does not originate any non-traditional mortgage products such as interest-only loans or option adjustable rate mortgages and has no sub-prime mortgage exposure. The Company evaluates sales of its long-term fixed rate residential loan production for interest rate risk management, with $8.7 million of long term fixed rate loans sold into the secondary market during 2011. In the current low interest rate environment, the Company expects to continue selling mortgage loans in 2012. The Company experienced a slow down and net decrease in home equity lending in 2011 exclusive of the $3.0 million increase due to the acquisition. The decrease was due in part to consumers paying off home equity loans with proceeds from mortgage refinancing. The slow down in home equity lending is also indicative of lower real estate values.

Commercial loans consist principally of loans made to small businesses within the Company's market and are usually secured by real estate or other assets of the borrower. Commercial real estate loans totaled $262.5 million as of December 31, 2011, increasing from $184.1 million as of December 31, 2010. The terms for commercial real estate loans are typically 15 to 20 years, with adjustable rates based on a spread to the prime rate or fixed for the initial three to five year period then adjusting to a spread to the prime rate. The majority of the Company's commercial real estate portfolio is owner occupied and includes the personal guarantees of the principals. The growth in commercial real estate lending in 2011 includes $67.8 million of loans acquired from North Penn located principally within the Bank's primary market area. Commercial loans consisting principally of lines of credit and term loans secured by equipment or other assets increased $300,000 to $22.7 million as of December 31, 2011, but includes $5.4 million that was acquired from North Penn.

The Company's indirect lending portfolio (included in consumer loans to individuals) declined $162,000 to $7.4 million as of December 31, 2011. The Company has de-emphasized indirect automobile lending and as a result of the soft economy has also experienced a general slow down in other indirect financing.

ALLOWANCE FOR LOAN LOSSES AND NON-PERFORMING ASSETS

The allowance for loan losses totaled $5,458,000 as of December 31, 2011 and represented 1.19% of total loans receivable compared to $5,616,000 and 1.57% of total loans as of year-end 2010. Net charge-offs for 2011 totaled $1,733,000 and represented .42% of average loans compared to $837,000 and .24% of average loans in 2010.

Non-performing assets consist of non-performing loans and real estate owned as a result of foreclosure, which is held for sale. Loans are placed on non-accrual status when management believes that a borrower's financial condition is such that collection of interest is doubtful. Commercial and real estate related loans are generally placed on non-accrual when interest is 90 days delinquent. When loans are placed on non-accrual, accrued interest is reversed from current earnings.

As of December 31, 2011, non-performing loans totaled $7,815,000 and represented 1.71% of total loans compared to $4,079,000 or 1.14% as of December 31, 2010. Based on the level of non-performing loans, high unemployment, a soft real estate market and a slow economy, the Company added $1,575,000 to the allowance for loan losses for the year ended December 31, 2011 compared to $1,000,000 in 2010.

Foreclosed real estate owned totaled $2,910,000 as of December 31, 2011 and $748,000 as of December 31, 2010. The increase is principally due to the addition of a commercial property located in Luzerne County which is carried at $2,000,000 as of December 31, 2011.

The Company's loan review process assesses the adequacy of the allowance for loan losses on a quarterly basis. The process includes a review of the risks inherent in the loan portfolio. It includes an analysis of impaired loans and a historical review of losses. Other factors considered in the analysis include: concentrations of credit in specific industries in the commercial portfolio; the local and regional economic condition; trends in delinquencies, internal risk rating classification, large dollar loans of over $2 million and growth in the portfolio. For loans acquired, including those that are not deemed impaired at acquisition, credit discounts representing the principal losses expected over the life of the loan are a component of the initial fair value. Subsequent to the purchase date, the methods utilized to estimate the required allowance for credit losses for these loans is similar to originated loans; however, the Company records a provision for loan losses only when the required allowance exceeds any remaining credit discounts.

The Company has limited exposure to higher-risk loans. There are no option ARM products, interest only loans, sub-prime loans or loans with initial teaser rates in its residential real estate portfolio. The Company has $14.1 million of junior lien home equity loans. For 2011 net charge-offs for this portfolio totaled $80,000.

As of December 31, 2011, the Company considered its concentration of credit risk profile to be acceptable. The two highest concentrations are in the hospitality lodging industry and builders/contractors. In 2011, the Company recorded a charge-off of $948,000 on one motel loan that was considered impaired and subsequently obtained possession of the property and transferred the loan to Foreclosed Real Estate.

Due to weaker economic conditions the Company has seen an increase in its adversely classified loans. The Company assesses a loss factor against the classified loans, which is based on prior experience. Classified loans which are considered impaired are measured on a loan by loan basis. The Company values such loans by either the present value of expected cash flows, the loan's obtainable market price or the fair value of collateral if the loan is collateral dependent.

At December 31, 2011, the recorded investment in impaired loans, not requiring an allowance for loan losses was $6,807,000 (net of charge-offs against the allowance for loan losses of $698,000) and those impaired loans requiring an allowance totaled $6,823,000 (net of a charge-off against the allowance for loan losses of $0). The recorded investment in impaired loans not requiring an allowance for loan losses was $6,111,000 (net of $220,000) and $8,641,000 (net of $480,000) requiring an allowance for loan losses as of December 31, 2010.

As a result of its analysis, after applying these factors, management considers the allowance as of December 31, 2011, adequate. However, there can be no assurance that the allowance for loan losses will be adequate to cover significant losses that might be incurred in the future.

The following table sets forth information with respect to the Company's allowance for loan losses at the dates indicated:

	Year-ended December 31, (dollars in thousands)				
	2011	2010	2009	2008	2007
Allowance balance at beginning of period	$ 5,616	$ 5,453	$ 4,233	$ 4,081	$ 3,828
Charge-offs:					
Commercial	(2)	(85)	(17)	(7)	—
Real Estate - residential and commercial	(1,735)	(699)	(358)	(465)	(4)
Consumer	(109)	(82)	(139)	(171)	(117)
Total	(1,846)	(866)	(514)	(643)	(121)
Recoveries:					
Commercial	5	—	11	—	—
Real Estate - residential and commercial	51	2	4	1	2
Consumer	57	27	34	59	54
Lease Financing	—	—	—	—	3
Total	113	29	49	60	59
Provision expense	1,575	1,000	1,685	735	315
Allowance balance at end of period	$ 5,458	$ 5,616	$ 5,453	$ 4,233	$ 4,081
Allowance for loan losses as a percent of total loans outstanding	1.19%	1.57%	1.50%	1.21%	1.23%
Net loans charged off as a percent of average loans outstanding	.42%	.24%	.13%	.17%	.02%
Allowance coverage of non-performing loans	.7x	1.4x	1.1x	2.0x	25.0x

The following table sets forth information regarding non-performing assets.

	December 31, (dollars in thousands)				
	2011	2010	2009	2008	2007
Non-accrual loans:					
Commercial	$ 404	$ 513	$ —	$ —	$ —
Real estate - residential and commercial	7,411	3,527	4,916	2,087	109
Consumer	—	—	—	—	2
Total	7,815	4,040	4,916	2,087	111
Accruing loans which are contractually past due 90 days or more	—	39	99	—	52
Total non-performing loans	7,815	4,079	5,015	2,087	163
Foreclosed real estate	2,910	748	392	660	—
Total non-performing assets	$ 10,725	$ 4,827	$ 5,407	$ 2,747	$ 163
Non-performing loans to total loans	1.71%	1.14%	1.38%	.60%	.05%
Non-performing loans to total assets	1.17%	.76%	.95%	.41%	.03%
Non-performing assets to total assets	1.60%	.90%	1.02%	.54%	.03%

SECURITIES

The securities portfolio consists of issues of United States Government agencies, including mortgage-backed securities, municipal obligations, and corporate debt. The Company classifies its investments into two categories: held to maturity (HTM) and available for sale (AFS). The Company does not have trading securities. Securities classified as HTM are those in which the Company has the ability and the intent to hold the security until contractual maturity. As of December 31, 2011, the HTM portfolio totaled $171,000 and consisted of one municipal obligation. Securities classified as AFS are eligible to be sold due to liquidity needs or interest rate risk management. These securities are adjusted to and carried at their fair value with any unrealized gains or losses recorded net of deferred income taxes, as an adjustment to capital and reported in the equity section of the Consolidated Balance Sheet as other comprehensive income. As of December 31, 2011, $150.3 million of securities were so classified and carried at their fair value, with unrealized appreciation, net of tax, of $3,315,000 included in accumulated other comprehensive income as a component of stockholder's equity.

As of December 31, 2011, the average life of the portfolio was 3.9 years. The Company has maintained a relatively short average life in the portfolio in order to generate cash flow to support loan growth and maintain liquidity levels. During 2011, a significant portion of cash flow generated from the proceeds of called U.S. agency securities were reinvested in tax-free municipal bonds to take advantage of historically wide spreads in the municipal bond market and to reduce the Company's federal income tax liability. The Company's mortgage-backed securities holdings were also increased to generate a cash flow ladder of available liquidity. Purchases for the year totaled $54.1 million with securities called, maturities and cash flow of $34.8 million and proceeds from sales of $32.1 million. The purchases were funded principally by cash flow generated from the portfolio.

The carrying value of the securities portfolio at December 31 is as follows:

	2011		2010	
	(dollars in thousands)			
	Carrying Value	% of portfolio	Carrying Value	% of portfolio
U.S. Government agencies	$ 13,398	8.9%	$ 30,268	20.7%
States and political subdivisions	56,917	37.8%	49,936	34.2%
Corporate obligations	8,809	5.9%	4,249	2.9%
Mortgage-backed securities – government sponsored entities	70,965	47.2%	60,928	41.8%
Equity securities – financial services	345	0.2%	604	0.4%
Total	$ 150,434	100.0%	$ 145,985	100.0%

The portfolio had $5.1 million of adjustable rate instruments, which includes adjustable rate mortgage backed securities and corporate securities as of December 31, 2011 compared to $8.0 million at year end 2010. The portfolio contained no private label mortgage backed securities, collateralized debt obligations (CDOs), trust preferreds, and no off-balance sheet derivatives were in use. The U.S. Government agency portfolio consists principally of callable notes with final maturities of generally less than five years. As of December 31, 2011, the portfolio included $1.0 million of step-up bonds. The mortgage backed securities include pass-through bonds and collateralized mortgage obligations with Fannie Mae, Freddie Mac and Government National Mortgage Association (GNMA). The Company has no exposure to common or preferred stock of Fannie Mae or Freddie Mac.

The Company evaluates the securities in its portfolio for other-than-temporary-impairment (OTTI) as fair value declines below cost. In estimating OTTI management considers (1) the length of time and the extent of the decline in fair value and (2) the financial condition and near-term prospects of the issuer. As of December 31, 2011 the Company held nine investment securities which had a combined unrealized loss of $56,000.

Management believes that these losses are principally due to changes in interest rates and represent temporary impairment as the Company does not have the intent to sell these securities and it is more likely than not that it will not have to sell the securities before recovery of their cost basis. The Company holds a small portfolio of equity securities of other financial institutions the value of which has been impacted by weakened conditions of the financial market. As of December 31, 2011, the Company held two equity securities which had a combined unrealized loss of $3,000. No impairment charges have been recognized in 2011.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses fair value measurements to record fair value adjustments to certain financial instruments and determine fair value disclosures (see Note 14 of Notes to the Consolidated Financial Statements).

Approximately $150.3 million, which represents 22.5% of total assets at December 31, 2011, consisted of financial instruments recorded at fair value on a recurring basis. This amount consists entirely of the Company's available for sale securities portfolio. The Company uses valuation methodologies involving market-based or market derived information, collectively Level 1 and 2 measurements, to measure fair value. There were no transfers into or out of Level 3 for any instruments for the years ending December 31, 2011 and 2010.

The Company utilizes a third party provider to perform valuations of the investments. Methods used to perform the valuations include: pricing models that vary based on asset class, available trade and bid information, actual transacted prices, and proprietary models for valuations of state and municipal obligations. In addition, the Company has a sample of fixed-income securities valued by another independent source. The Company does not adjust values received from its providers, unless it is evident that fair value measurement is not consistent with the Company's policies.

The Company also utilizes a third party provider to provide the fair value of certain loan servicing rights. Fair value for the purpose of this measurement is defined as the amount at which the asset could be exchanged in a current transaction between willing parties, other than in a forced liquidation. The fair value of mortgage servicing rights as of December 31, 2011 and 2010 was $308,000 and $274,000, respectively.

DEPOSITS

The Company, through the sixteen branches of the Bank, provides a full range of deposit products to its retail and business customers. These products include interest-bearing and non-interest bearing transaction accounts, statement savings and money market accounts. Time deposits consist of certificates of deposit (CDs) with terms of up to five years and include Individual Retirement Accounts. The Bank participates in the Jumbo CD ($100,000 and over) markets with local municipalities and school districts, which are typically awarded on a competitive bid basis. The Company has no brokered deposits.

Total deposits as of December 31, 2011, totaled $525.8 million increasing $131.9 million from $393.9 million as of year-end 2010. The increase was principally due to growth from the acquisition.

Time deposits over $100,000, which consist principally of school district funds, other public funds and short-term deposits from large commercial customers with maturities generally less than one year, totaled $80.6 million as of December 31, 2011, compared to $60.0 million at year-end 2010. The increase was principally due to deposits acquired from North Penn and a higher level of CDs with local school districts. These deposits are subject to competitive bid and the Company bases its bid on current interest rates, loan demand, investment portfolio structure and the relative cost of other funding sources.

As of December 31, 2011, non-interest bearing demand deposits totaled $72.0 million compared to $62.2 million at year-end 2010. The increase is partially attributable to deposits acquired from North Penn. Cash management accounts in the form of securities sold under agreements to repurchase included in short-term borrowings, totaled $21.8 million at year end 2011 compared to $33.1 million as of December 31, 2010. These balances represent commercial and municipal customers' funds invested in overnight securities. The Company considers these accounts as a source of core funding.

MARKET RISK

Interest rate sensitivity and the repricing characteristics of assets and liabilities are managed by the Asset and Liability Management Committee (ALCO). The principal objective of the ALCO is to maximize net interest income within acceptable levels of risk, which are established by policy. Interest rate risk is monitored and managed by using financial modeling techniques to measure the impact of changes in interest rates.

Net interest income, which is the primary source of the Company's earnings, is impacted by changes in interest rates and the relationship of different interest rates. To manage the impact of the rate changes, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities at approximately the same time intervals. The Company uses net interest simulation to assist in interest rate risk management. The process includes simulating various interest rate environments and their impact on net interest income. As of December 31, 2011, the level of net interest income at risk in a 200 basis points increase was within the Company's policy limit of a decline less than 8% of net interest income. Due to the inability to reduce many deposit rates by the full 200 basis points, the Company's net interest income at risk (12.0%) was outside the policy limit in a 200 basis point declining scenario. The Company feels that the risk is minimal.

Imbalances in repricing opportunities at a given point in time reflect interest-sensitivity gaps measured as the difference between rate-sensitive assets and rate-sensitive liabilities. These are static gap measurements that do not take into account any future activity, and as such are principally used as early indicators of potential interest rate exposures over specific intervals.

At December 31, 2011, the Bank had a positive 90 day interest sensitivity gap of $76.7 million or 11.5% of total assets. A positive gap indicates that the balance sheet has a higher level of rate-sensitive assets (RSA) than rate-sensitive liabilities (RSL) at the specific time interval. This would indicate that in an increasing rate environment, the yield on interest-earning assets would increase faster than the cost of interest-bearing liabilities in the 90 day time frame. The level of RSA and RSL for an interval is managed by ALCO strategies, including adjusting the average life of the investment portfolio through purchase and sales, pricing of deposit liabilities to attract long or short term time deposits, utilizing borrowings to fund loan growth, loan pricing to encourage variable rate products and evaluation of loan sales of long term fixed rate mortgages.

The Company analyzes and measures the time periods in which RSA and RSL will mature or reprice in accordance with their contractual terms and assumptions. Management believes that the assumptions used are reasonable. The interest rate sensitivity of assets and liabilities could vary substantially if differing assumptions were used or if actual experience differs from the assumptions used in the analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Interest rates may change at different rates changing the shape of the yield curve. The level of rates on the investment securities may also be affected by the spread relationship between different investments. This was evident in 2011 and 2010 as the spread between certain asset classes were at historical highs in relation to treasuries due to market liquidity and credit concerns. Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed. Finally, the ability of borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase. It should be noted that the operating results of the Company are not subject to foreign currency exchange or commodity price risk.

The following table displays interest-sensitivity as of December 31, 2011 (in thousands):

	3 Months or Less	3-12 Months	1-3 Years	Over 3 Years	Total
Federal funds sold and interest-bearing deposits	$ 12,449	$ —	$ —	$ —	$ 12,449
Securities	10,668	32,181	45,452	62,133	150,434
Loans Receivable	121,444	98,518	141,502	96,443	457,907
Total Rate Sensitive Assets (RSA)	144,561	130,699	186,954	158,576	620,790
Non-maturity interest-bearing deposits	37,032	41,755	110,856	42,391	232,034
Time Deposits	25,680	98,139	68,129	29,826	221,774
Borrowings	5,104	12,155	14,535	17,670	49,464
Total Rate Sensitive Liabilities (RSL)	67,816	152,049	193,520	89,887	503,272
Interest sensitivity gap	$ 76,745	$ (21,350)	$ (6,566)	$ 68,689	$ 117,518
Cumulative gap	76,745	55,395	48,829	117,518	
RSA/RSL-cumulative	213.2%	125.2%	111.8%	125.3%	
As of December 31, 2010					
Interest sensitivity gap	$ 41,341	$ (33,613)	$ 10,969	$ 92,050	$ 110,747
Cumulative gap	41,341	7,728	18,697	110,747	
RSA/RSL-cumulative	162.9%	103.9%	105.5%	127.5%	

Certain interest-bearing deposits with no stated maturity dates are included in the interest-sensitivity table above. The balances allocated to the respective time periods represent an estimate of the total outstanding balance that has the potential to migrate either through withdrawal or transfer to time deposits, thereby impacting the interest-sensitivity position of the Company. The estimates were derived from industry-wide statistical information and do not represent historic results.

LIQUIDITY

Liquidity is the ability to fund customers' borrowing needs and their deposit withdrawal requests while supporting asset growth. The Company's primary sources of liquidity include deposit generation, asset maturities, cash flow from payments on loans and securities and access to borrowing from the Federal Home Loan Bank and other correspondent banks.

As of December 31, 2011, the Company had cash and cash equivalents of $21.4 million in the form of cash, due from banks, balances with the Federal Reserve Bank, short-term deposits with other institutions and Federal Funds sold. In addition, the Company had total securities available for sale of $150.3 million, which could be used for liquidity needs. This totals $171.7 million and represents 25.7% of total assets compared to $162.4 million and 30.2% of total assets as of December 31, 2010. The Company also monitors other liquidity measures, all of which were within the Company's policy guidelines as of December 31, 2011. Based upon these measures, the Company believes its liquidity position is adequate.

The Company maintains established lines of credit with the Federal Home Loan Bank of Pittsburgh (FHLB), the Atlantic Central Bankers Bank (ACBB) and other correspondent banks, which support liquidity needs. The total available under all the lines was $43 million, with $-0- outstanding at December 31, 2011 and December 31, 2010. The maximum borrowing capacity from FHLB was $222.7 million. As of December 31, 2011, the Company had $27.7 million in term borrowings from the FHLB, compared to $38.0 million at December 31, 2010.

OFF-BALANCE SHEET ARRANGEMENTS

The Company's financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet instruments. Unused commitments, as of December 31, 2011 totaled $84.2 million. They consisted of $43.1 million of unfunded residential and commercial real estate, construction and land developments loans, $16.7 million in unused home equity lines of credit, $11.9 million in standby letters of credit and $12.5 million in other unused commitments, principally commercial lines of credit. Because these instruments have fixed maturity dates and because many of them will expire without being drawn upon, they do not represent any significant liquidity risk.

Management believes that any amounts actually drawn upon can be funded in the normal course of operations. The Company has no investment in or financial relationship with any unconsolidated entities that are reasonably likely to have a material effect on liquidity or the availability of capital resources.

The following table represents the aggregate of on and off-balance sheet contractual obligations to make future payments (in thousands):

CONTRACTUAL OBLIGATIONS

	December 31, 2011				
	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Time deposits	$ 221,774	$ 123,805	$ 68,128	$ 29,841	$ —
Long-term debt	27,670	5,000	5,000	7,670	10,000
Operating leases	3,504	312	620	536	2,036
	$ 252,948	$ 129,117	$ 73,748	$ 38,047	$ 12,036

RESULTS OF OPERATIONS

NET INTEREST INCOME

Net interest income is the most significant source of revenue for the Company and represented 82.7% of total revenue for the year ended December 31, 2011. Net interest income (fte) totaled $23,764,000 for the year ended December 31, 2011 compared to $20,662,000 for 2010, an increase of $3,102,000 or 15%. The resulting fte net interest spread and net interest margin were 3.86% and 4.08% respectively in 2011 compared to 3.72% and 4.04%, respectively in 2010.

Interest income (fte) for the year ended December 31, 2011 totaled $28,946,000 compared to $26,685,000 in 2010. The fte yield on average earning assets was 4.97%, decreasing 25 basis points from the 5.22% reported last year. The continued low interest rate environment impacted the yield earned as new growth was added at historically low rates. This most notably affected taxable securities which earned 2.61% in 2011 compared to 3.12% in 2010 as cash flow from the portfolio was reinvested at the lower rates. Loan yields were also impacted by growth at lower than historical rates and earned 5.67% in 2011 compared to 5.98% in the prior year. A $3.8 million increase in average interest bearing deposits with banks which yielded .26% in 2011 also contributed to the reduced yield. The reduced yield was offset by a $71.5 million increase in average earning assets, resulting in the $2,261,000 increase in interest income (fte).

Interest expense was $5,182,000 in 2011 which resulted in an average cost of interest bearing liabilities of 1.11% compared to total interest expenses of $6,023,000 in 2010 with an average cost of 1.50%. The continued low rate environment also impacted rates paid on deposits as the Company reduced rates paid on money market, time and cash management accounts to market levels. Total interest bearing deposits cost .95% in 2011 which was 33 basis points lower than the 1.28% cost in the prior year due primarily to a 43 basis point reduction in time deposits as certificates repriced to current market rates upon maturity and new growth was added at the reduced levels. Short term borrowings (including cash management accounts) and long term debt also repriced downward in 2011.

Interest income (fte) for the year ended December 31, 2010 totaled $26,685,000 compared to $27,598,000 in 2009. The fte yield on average earning assets was 5.22% in 2010 which was 38 basis points lower than the 5.60% recorded in 2009. Interest income was negatively impacted by the continued period of historically low interest rates, most notably in the area of taxable securities where the yield decreased 101 basis points compared to the prior year. As securities matured or were called prior to maturity, new securities were added at current market levels resulting in the decreased yield. Also contributing to the reduced yield was an $11.9 million increase in average interest bearing deposits with banks which earned .29% in 2010. The yield on average loans outstanding decreased only 11 basis points in 2010 as the Federal Reserve maintained a prime rate of 3.25% throughout 2010 and a significant portion of floating rate loans were affected by floor rates. The decrease in yield was partially offset by an $18.1 million increase in average earning assets compared to 2009.

Interest expense for the year ended December 31, 2010 totaled $6,023,000 which resulted in an average cost of interest bearing liabilities of 1.50% compared to interest expense of $7,726,000 and an average cost of 2.00% in 2009. The extended period of low interest rates impacted all deposit categories as the Company continued to reduce the rates paid to current market levels. Time deposits, which represent the Company's largest category of deposits, were the most significantly impacted as higher costing deposits matured and were reinvested at lower rates. The cost of time deposits decreased 77 basis points during the year from 2.80% to 2.03%. Average short-term borrowings, which totaled $25.9 million in 2010, repriced downward by 66 basis points in 2010 to .45%.

Net interest income (fte) totaled $20,662,000 in 2010 which was $790,000, or 4.0%, higher than the $19,872,000 recorded in the prior year. The resulting fte net interest spread and margin were 3.72% and 4.04%, respectively, in 2010 compared to 3.60% and 4.03%, respectively in 2009.

OTHER INCOME

Other income totaled $4,735,000 for the year ended December 31, 2011 compared to $4,064,000 in 2010, an increase of $671,000 or 16.5%. Net gains on the sales of securities provided $525,000 of the increase as the Company took advantage of opportunities in the credit markets to reposition the portfolio. Earnings on bank owned life insurance policies increased $72,000 due to policies acquired from North Penn.

Other income totaled $4,064,000 for the year ended December 31, 2010 which was $1,328,000 lower than the 2009 total. The decrease was due primarily to several non-recurring items recorded in 2009 including the receipt of $816,000 of proceeds from an insurance claim on bank-owned life insurance and a $150,000 gain on the sale of deposits related to a branch closure. Gains from the sale of mortgage loans also decreased $174,000 from the prior period. Additionally, fees recognized from non-sufficient funds (NSF) decreased $223,000 compared to 2009 as customers more efficiently managed their accounts and amendments to banking regulations reduced the volume of customers impacted by these fees.

Other Income (dollars in thousands)
For the year-ended December 31

	2011	2010	2009
Service charges on deposit accounts	$ 159	$ 151	$ 165
ATM Fees	236	288	273
NSF Fees	996	1,058	1,281
Gain on sale of deposits	—	—	150
Safe deposit box rental	57	53	52
Loan related service fees	386	292	390
Debit card	474	413	373
Fiduciary activities	409	405	354
Commissions on mutual funds & annuities	140	116	112
Gain on sales of mortgage loans and servicing rights	271	307	481
Earnings on and proceeds from bank-owned life insurance	463	391	1,196
Other income	171	142	102
	3,762	3,616	4,929
Net realized gains on sales of securities	973	448	463
Total	$ 4,735	$ 4,064	$ 5,392

OTHER EXPENSES

Other expenses totaled $15,813,000 for the year ended December 31, 2011 compared to $12,753,000 in 2010. The $3,060,000, or 24.0%, increase in costs in 2011 includes approximately $800,000 of one-time merger related costs incurred pertaining to the North Penn acquisition, as well as over $600,000 of operating expenses related to the five new offices acquired in the transaction. The majority of the one-time costs are included in professional fees while branch operating costs are included in employment and occupancy expenses. Data processing costs increased $52,000 due partially to a system conversion completed in 2011, while foreclosed real estate costs increased $537,000 over the prior year as several properties were acquired through foreclosure, resulting in write-downs and other costs related to the properties. The Company's efficiency ratio, which measures total other expenses as a percentage of net interest income (fte) plus other income, was 55.5% in 2011 compared to 51.6% in 2010, reflecting the increased costs related to the acquisition.

Other expenses totaled $12,753,000 for the year ended December 31, 2010 which represents a decrease of $718,000, or 5.3%, from the $13,471,000 recorded in 2009. Salaries and employee benefits costs, which represent 51.0% of total other expense, decreased $322,000 in 2010. This decrease includes the $267,000 cost incurred in 2009 related to a retirement plan which was funded by proceeds from a bank-owned life insurance policy included in other income. In 2010, the Company also incurred a $91,000 expense to pay out a portion of its post-retirement life insurance obligation which was offset by a corresponding reduction in federal income tax expense. FDIC insurance expense decreased $236,000 compared to the prior period due to the $225,000 special assessment paid in 2009. Costs related to foreclosed real estate properties also decreased $395,000 from the prior year, while professional fees increased $239,000 due primarily to merger related expenses incurred in connection with the acquisition of North Penn Bancorp. The Company's efficiency ratio, which measures total other expenses as a percentage of net interest income (fte) plus other income, was 51.6% in 2010 compared to 53.3% in 2009.

INCOME TAXES

Income tax expense for the year ended December 31, 2011 was $2,579,000 for an effective tax rate of 26.0% compared to an expense of $2,662,000 and an effective tax rate of 26.7% in 2010. The reduced rate reflects the increase in tax-exempt income earned in 2011 from loans, investment securities and bank owned life insurance.

Income tax expense for the year ended December 31, 2010 totaled $2,662,000 which resulted in an effective tax rate of 26.7% compared to $2,282,000 and 24.4% for 2009. The reduced rate in 2009 reflected the benefit from $816,000 of insurance proceeds which were exempt from federal income taxes. Excluding this item, the effective rate in 2009 would have been 26.8%.

CAPITAL AND DIVIDENDS

Total stockholders' equity as of December 31, 2011, was $88.1 million, compared to $67.7 million as of year-end 2010. As a result of the North Penn acquisition, the Company added 530,994 shares of stock and $14.7 million of new capital. The remaining increase was due primarily to retention of earnings of $3,660,000 after cash dividends declared of $3,696,000. Accumulated other comprehensive income increased $2,178,000 in 2011 due to a reduction in overall interest rates and the impact on fixed rate securities. As of December 31, 2011 the Company had a leverage capital ratio of 11.29%, Tier 1 risk-based capital of 15.86% and total risk-based capital of 17.04% compared to, 12.41%, 18.44% and 19.74%, respectively, in 2010. The reduced ratios reflect the impact of the acquisition. The Company did not participate in the Treasury Department's TARP Capital Purchase Program.

The Company's stock is traded on the Nasdaq Global market under the symbol, NWFL. As of December 31, 2011, there were approximately 1,700 shareholders based on transfer agent mailings.

The following table sets forth the price range and cash dividends declared per share regarding common stock for the period indicated:

	Closing Price Range		Cash dividends
	High	Low	declared per share
Year 2011			
First Quarter	$ 27.96	$ 26.25	$ .29
Second Quarter	28.10	26.15	.29
Third Quarter	27.00	24.02	.29
Fourth Quarter	27.50	23.30	.30
Year 2010			
First Quarter	$ 29.18	$ 25.22	$ .28
Second Quarter	28.06	24.18	.28
Third Quarter	28.75	25.00	.28
Fourth Quarter	29.75	26.38	.29

The book value of the common stock was $26.81 as of December 31, 2011 compared to $24.45 as of December 31, 2010. As of year-end 2011, the stock price was $27.47, compared to $27.77 as of December 31, 2010.

NON-GAAP FINANCIAL MEASURES

This annual report contains or references tax-equivalent interest income and net interest income, which are non-GAAP financial measures. Tax-equivalent interest income and net interest income are derived from GAAP interest income and net interest income using an assumed tax rate of 34%. We believe the presentation of interest income and net interest income on a tax-equivalent basis ensures comparability of interest income and net interest income arising from both taxable and tax-exempt sources and is consistent with industry practice. Tax-equivalent net interest income is reconciled to GAAP net interest income on page 29. Although the Company believes that these non-GAAP financial measures enhance investors' understanding of our business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP measures.

STOCK PERFORMANCE GRAPH

Set forth below is a stock performance graph comparing the cumulative total shareholder return on the Common Stock with (a) the cumulative total stockholder return on stocks included in the Nasdaq Stock Market index and (b) the cumulative total stockholder return on stocks included in the Nasdaq Bank index, as prepared by the Center for Research in Securities Prices ("CRSP") at the University of Chicago. All three investment comparisons assume the investment of $100 at the market close on December 31, 2006 and the reinvestment of dividends paid. The graph provides comparison at December 31, 2006 and each fiscal year through December 31, 2011.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2011
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2006
2007
2008
2009
2010
2011
Norwood Financial Corp.
NASDAQ Stock Market (US Companies)
NASDAQ Banks Index

There can be no assurance that the Company's future stock performance will be the same or similar to the historical performance shown in the above graph. The Company neither makes nor endorses any predictions as to stock performance.

Legend

Symbol	CRSP Total Returns Index for:	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
♦	**Norwood Financial Corp**	**$100**	**$102.18**	**$92.90**	**$100.13**	**$101.32**	**$104.71**
■	**CRSP Nasdaq U.S. Index**	**100**	**108.47**	**66.35**	**95.38**	**113.19**	**113.81**
▲	**Nasdaq Bank Index**	**100**	**79.26**	**57.79**	**48.42**	**57.28**	**51.18**

Notes:

A. Data complete through last year.
B. Corporate Performance Graph with peer group uses peer group only performance (excludes only company).
C. Peer group indices use beginning of period market capitalization weighting
D. Prepared by Zacks Investment Research, Inc. Used with permission.
E. Index Data: Calculated (or Derived) based from CRSP Nasdaq Stock Market (US Companies) and CRSP Nasdaq Banks, Center for Reserch in Security Prices (CRSP), Graduate School of Business, The University of Chicago.

NORWOOD FINANCIAL CORP
SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

(Dollars in thousands, except per share amounts)

2011

	December 31	September 30	June 30	March 31
Interest income	$ 7,470	$ 7,655	$ 6,619	$ 6,026
Interest expense	1,244	1,392	1,301	1,245
Net interest income	6,226	6,263	5,318	4,781
Provision for loan losses	500	425	430	220
Other income	823	962	981	996
Net realized gains on sales of securities	205	544	12	212
Other expense	3,989	4,354	3,936	3,534
Income before income taxes	2,765	2,990	1,945	2,235
Income tax expense	768	775	461	575
NET INCOME	$ 1,997	$ 2,215	$ 1,484	$ 1,660
Basic earnings per share	$ .61	$ .67	$ .50	$ .60
Diluted earnings per share	$ .61	$ .67	$ .50	$ .60

2010

	December 31	September 30	June 30	March 31
Interest income	$ 6,273	$ 6,395	$ 6,377	$ 6,642
Interest expense	1,357	1,476	1,545	1,645
Net interest income	4,916	4,919	4,832	4,997
Provision for loan losses	270	250	150	330
Other income	943	874	952	847
Net realized gain on sales of securities	68	161	64	155
Other expense	3,305	3,112	3,176	3,160
Income before income taxes	2,352	2,592	2,522	2,509
Income tax expense	544	702	704	712
NET INCOME	$ 1,808	$ 1,890	$ 1,818	$ 1,797
Basic earnings per share	$ .65	$ .68	$ .66	$ .65
Diluted earnings per share	$ .65	$ .68	$ .66	$ .65

NORWOOD FINANCIAL CORP CONSOLIDATED AVERAGE BALANCE SHEETS WITH RESULTANT INTEREST AND RATES

(Tax-Equivalent Basis, dollars in thousands)

Year Ended December 31	2011			2010			2009		
	Average Balance(2)	Interest (1)	Avg Rate	Average Balance(2)	Interest (1)	Avg Rate	Average Balance(2)	Interest (1)	Avg Rate
ASSETS									
Interest Earning Assets:									
Federal funds sold	$ 551	$ 1	0.18%	$ 3,000	$ 10	0.33%	$ 2,031	$ 5	0.25%
Interest bearing deposits with banks	20,258	52	0.26	16,415	47	0.29	4,552	14	0.31
Securities held-to-maturity	170	14	8.24	280	24	8.57	707	61	8.63
Securities available for sale:									
Taxable	96,891	2,528	2.61	95,121	2,969	3.12	100,120	4,131	4.13
Tax-exempt	50,245	2,865	5.70	40,332	2,340	5.80	29,283	1,699	5.80
Total securities available for sale	147,136	5,393	3.67	135,453	5,309	3.92	129,403	5,830	4.51
Loans receivable (3)(4)	414,473	23,486	5.67	355,980	21,295	5.98	356,345	21,688	6.09
Total interest earning assets	582,588	28,946	4.97	511,128	26,685	5.22	493,038	27,598	5.60
Non-interest earning assets:									
Cash and due from banks	8,394			7,402			6,935		
Allowance for loan losses	(5,575)			(5,476)			(4,539)		
Other assets	37,018			22,638			17,309		
Total non-interest earning assets	39,837			24,564			19,705		
TOTAL ASSETS	$ 622,425			$ 535,692			$ 512,743		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest Bearing Liablities:									
Interest bearing demand and money market	$ 140,934	554	0.39	$ 107,997	571	0.53	$ 98,968	731	0.74
Savings	67,862	164	0.24	48,588	109	0.22	44,526	158	0.35
Time	196,253	3,133	1.60	177,761	3,603	2.03	174,201	4,876	2.80
Total interest- bearing deposits	405,049	3,851	0.95	334,346	4,283	1.28	317,695	5,765	1.81
Short-term borrowings	28,521	92	0.32	25,932	117	0.45	26,233	292	1.11
Other borrowings	34,774	1,239	3.56	41,712	1,623	3.89	43,000	1,669	3.88
Total interest bearing liabilities	468,344	5,182	1.11	401,990	6,023	1.50	386,928	7,726	2.00
Non-interest bearing liabilities:									
Non-interest bearing demand deposits	69,721			61,966			59,224		
Other liabilities	4,941			4,433			4,615		
Total non-interest bearing liabilities	74,662			66,399			63,839		
Stockholders' equity	79,419			67,303			61,976		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 622,425			$ 535,692			$ 512,743		
Net interest income (tax-equivalent basis)		23,764	3.86%		20,662	3.72%		19,872	3.60%
Tax-equivalent basis adjustment		(1,176)			(998)			(763)	
Net Interest Income		$ 22,588			$ 19,664			$ 19,109	
Net Interest margin (tax-equivalent basis)			4.08%			4.04%			4.03%

1. Interest and yields are presented on a tax-equivalent basis using a marginal tax rate of 34%.
2. Average balances have been calculated based on daily balances.
3. Loan balances include non-accrual loans and are net of unearned income.
4. Loan yields include the effect of amortization of purchased credit marks and deferred fees net of costs.

RATE/VOLUME ANALYSIS

The following table shows the fully taxable equivalent effect of changes in volumes and rates on interest income and interest expense.

(dollars in thousands)	Increase/(Decrease) 2011 compared to 2010 Variance due to Volume	Rate	Net	2010 compared to 2009 Variance due to Volume	Rate	Net
INTEREST EARNING ASSETS:						
Federal funds sold	$ (6)	$ (3)	$ (9)	$ 3	$ 1	$ 4
Interest bearing deposits	10	(5)	5	34	(1)	33
Securities held to maturity	(9)	(1)	(10)	(37)	0	(37)
Securities available for sale:						
Taxable	54	(495)	(441)	(198)	(964)	(1,162)
Tax-exempt securities	566	(41)	525	641	1	642
Total securities available for sale	620	(536)	84	443	(963)	(520)
Loans receivable	3,359	(1,168)	2,191	(22)	(371)	(393)
Total interest earning assets	3,974	(1,713)	2,261	421	(1,334)	(913)
INTEREST BEARING LIABILITIES:						
Interest-bearing demand and money market	150	(167)	(17)	62	(222)	(160)
Savings	46	9	55	13	(62)	(49)
Time	349	(819)	(470)	98	(1,371)	(1,273)
Total interest-bearing deposits	545	(977)	(432)	173	(1,655)	(1,482)
Short-term borrowings	11	(36)	(25)	(3)	(172)	(175)
Other borrowings	(255)	(129)	(384)	(50)	4	(46)
Total interest bearing liabilities	301	(1,142)	(841)	120	(1,823)	(1,703)
Net interest income (tax-equivalent basis)	$ 3,673	$ (571)	$ 3,102	$ 301	$ 489	$ 790

Changes in net interest income that could not be specifically identified as either a rate or volume change were allocated proportionately to changes in volume and changes in rate.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

TO THE STOCKHOLDERS OF NORWOOD FINANCIAL CORP

Management of Norwood Financial Corp and its subsidiary (Norwood) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Norwood's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Norwood's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Norwood; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Norwood's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Norwood's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Norwood's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control – Integrated Framework." Based on our assessment and those criteria, management determined that Norwood maintained effective internal control over financial reporting as of December 31, 2011.

Norwood's Independent registered certified public accounting firm has audited the effectiveness of Norwood's internal control over financial reporting. Their report appears on page 31.

Lewis J. Critelli
President and
Chief Executive Officer

William S. Lance
Executive Vice President and
Chief Financial Officer

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Norwood Financial Corp.
Honesdale, Pennsylvania

We have audited the accompanying consolidated balance sheet of Norwood Financial Corp. and its subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of Norwood Financial Corp. and its subsidiary's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Norwood Financial Corp. and its subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Norwood Financial Corp. and its subsidiary's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 13, 2012, expressed an unqualified opinion on the effectiveness of Norwood Financial Corp. and its subsidiary's internal control over financial reporting.

S.R. Snodgrass, A.C

S.R. Snodgrass, A. C.
2100 Corporate Drive
Suite 400
Wexford, PA
March 13, 2012

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Norwood Financial Corp.
Honesdale, Pennsylvania

We have audited Norwood Financial Corp. (the "Company") and its subsidiary's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Norwood Financial Corp.'s and its subsidiary's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Norwood Financial Corp. and its subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheet of Norwood Financial Corp. and its subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011, and our report dated March 13, 2012, expressed an unqualified opinion.

S.R. Snodgrass, A.C

S.R. Snodgrass, A. C.
2100 Corporate Drive
Suite 400
Wexford, PA
March 13, 2012

CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
	(In Thousands, Except Share Data)	
ASSETS		
Cash and due from banks	$ **8,974**	$ 5,782
Interest bearing deposits with banks	**12,449**	7,843
Federal funds sold	—	3,000
Cash and cash equivalents	**21,423**	16,625
Securities available for sale	**150,263**	145,815
Securities held to maturity, fair value 2011: $177, 2010: $179	**171**	170
Loans receivable (net of allowance for loan losses 2011: $5,458; 2010: $5,616)	**452,449**	351,239
Investment in Federal Home Loan Bank Stock, at cost	**3,593**	3,361
Premises and equipment, net	**7,479**	4,904
Bank owned life insurance	**11,887**	8,249
Accrued interest receivable	**2,468**	2,166
Foreclosed real estate owned	**2,910**	748
Goodwill	**9,715**	-
Other intangibles	**800**	13
Other assets	**5,656**	3,715
Total Assets	$ **668,814**	$ 537,005
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Non-interest bearing demand	$ **71,959**	$ 62,238
Interest bearing demand	**51,161**	38,168
Money market deposit accounts	**114,007**	70,812
Savings	**66,866**	50,341
Time	**221,774**	172,306
Total Deposits	**525,767**	393,865
Short-term borrowings	**21,794**	33,309
Other borrowings	**27,670**	38,000
Accrued interest payable	**1,321**	1,536
Other liabilities	**4,201**	2,597
Total Liabilities	**580,753**	469,307
STOCKHOLDERS' EQUITY		
Common stock, $.10 par value, authorized 10,000,000 shares, issued: 2011: 3,371,866 shares, 2010: 2,840,872 shares	**337**	284
Surplus	**24,660**	9,826
Retained earnings	**62,308**	58,648
Treasury stock at cost: 2011: 87,370 shares, 2010: 72,068 shares	**(2,559)**	(2,197)
Accumulated other comprehensive income	**3,315**	1,137
Total Stockholders' Equity	**88,061**	67,698
Total Liabilities and Stockholders' Equity	$ **668,814**	$ 537,005

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2011	2010	2009
	(In Thousands, Except per Share Data)		
INTEREST INCOME			
Loans receivable, including fees	$ **23,289**	$ 21,101	$ 21,523
Securities			
Taxable	**2,527**	2,969	4,131
Tax exempt	**1,901**	1,560	1,162
Other	**53**	57	19
Total Interest Income	**27,770**	25,687	26,835
INTEREST EXPENSE			
Deposits	**3,851**	4,283	5,765
Short-term borrowings	**92**	117	292
Other borrowings	**1,239**	1,623	1,669
Total Interest Expense	**5,182**	6,023	7,726
Net Interest Income	**22,588**	19,664	19,109
PROVISION FOR LOAN LOSSES	**1,575**	1,000	1,685
Net Interest Income after Provision for Loan Losses	**21,013**	18,664	17,424
OTHER INCOME			
Service charges and fees	**2,255**	2,231	2,476
Income from fiduciary activities	**409**	405	354
Net realized gains on sales of securities	**973**	448	463
Gain on sale of loans and servicing rights	**271**	307	481
Earnings on life insurance policies	**463**	391	1,196
Gain on sale of deposits	—	—	150
Other	**364**	282	272
Total Other Income	**4,735**	4,064	5,392
OTHER EXPENSES			
Salaries and employee benefits	**7,848**	6,507	6,829
Occupancy	**1,402**	1,136	1,133
Furniture and equipment	**435**	424	458
Data processing related operations	**855**	803	788
Federal Deposit Insurance Corporation insurance assessment	**393**	474	710
Advertising	**205**	187	186
Professional fees	**1,283**	650	411
Postage and telephone	**510**	484	487
Taxes, other than income	**535**	524	484
Foreclosed real estate	**578**	41	436
Amortization of intangible assets	**108**	52	52
Other	**1,661**	1,471	1,497
Total Other Expenses	**15,813**	12,753	13,471
Income before Income Taxes	**9,935**	9,975	9,345
INCOME TAX EXPENSE	**2,579**	2,662	2,282
Net Income	$ **7,356**	$ 7,313	$ 7,063
EARNINGS PER SHARE			
Basic	$ **2.39**	$ 2.65	$ 2.57
Diluted	$ **2.39**	$ 2.64	$ 2.55

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2011, 2010 and 2009

	Common Stock				Treasury Stock		Accumulated Other Comprehensive	
	Shares	Amount	Surplus	Retained Earnings	Shares	Amount	Income (Loss)	Total
	(Dollars in Thousands, Except Per Share Data)							
BALANCE - DECEMBER 31, 2008	2,840,872	$ 284	$ 9,972	$ 50,398	104,310	$ (3,243)	$ 1,279	$ 58,690
Comprehensive Income:								
Net Income	-	-	-	7,063	-	-	-	7,063
Change in unrealized gains on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	-	-	811	811
Total Comprehensive Income	-	-	-	-	-	-	-	7,874
Cash dividends declared, $1.09 per share	-	-	-	(3,006)	-	-	-	(3,006)
Acquisition of treasury stock	-	-	-	-	2,519	(68)	-	(68)
Stock options exercised	-	-	(492)	-	(32,528)	1,009	-	517
Tax benefit of stock options exercised	-	-	164	-	-	-	-	164
Sale of treasury stock for ESOP	-	-	(14)	-	(5,865)	180	-	166
Compensation expense related to stock options	-	-	134	-	-	-	-	134
BALANCE - DECEMBER 31, 2009	2,840,872	284	9,764	54,455	68,436	(2,122)	2,090	64,471
Comprehensive income:								
Net income	-	-	-	7,313	-	-	-	7,313
Change in unrealized losses on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	-	-	(953)	(953)
Total Comprehensive Income	-	-	-	-	-	-	-	6,360
Cash dividends declared, $1.13 per share	-	-	-	(3,120)	-	-	-	(3,120)
Acquisition of treasury stock	-	-	-	-	18,571	(529)	-	(529)
Stock options exercised	-	-	(120)	-	(9,276)	283	-	163
Tax benefit of stock options exercised	-	-	34	-	-	-	-	34
Sale of treasury stock for ESOP	-	-	(15)	-	(5,663)	171	-	156
Compensation expense related to stock options	-	-	163	-	-	-	-	163
BALANCE - DECEMBER 31, 2010	**2,840,872**	**284**	**9,826**	**58,648**	**72,068**	**(2,197)**	**1,137**	**67,698**
Comprehensive income:								
Net income	-	-	-	**7,356**	-	-	-	**7,356**
Change in unrealized gains on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	-	-	**2,178**	**2,178**
Total Comprehensive Income	-	-	-	-	-	-	-	**9,534**
Cash dividends declared $1.17 per share	-	-	-	**(3,696)**	-	-	-	**(3,696)**
Acquisition of treasury stock	-	-	-	-	**23,431**	**(602)**	-	**(602)**
Stock options exercised	-	-	**(26)**	-	**(2,576)**	**77**	-	**51**
Tax benefit on stock options	-	-	**5**	-	-	-	-	**5**
Sale of treasury stock for ESOP	-	-	**(10)**	-	**(5,553)**	**163**	-	**153**
Compensation expense related to stock options	-	-	**170**	-	-	-	-	**170**
North Penn acquisition	**530,994**	**53**	**14,695**	-	-	-	-	**14,748**
BALANCE - DECEMBER 31, 2011	**3,371,866**	**$ 337**	**$ 24,660**	**$ 62,308**	**87,370**	**$ (2,559)**	**$ 3,315**	**$ 88,061**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2011	2010	2009
		(In Thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ **7,356**	$ 7,313	$ 7,063
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**1,575**	1,000	1,685
Depreciation	**531**	459	546
Amortization of intangible assets	**108**	52	52
Deferred income taxes	**(104)**	(205)	(749)
Net amortization of securities premiums and discounts	**811**	462	156
Net realized gains on sales of securities	**(973)**	(448)	(463)
Gain on sale of deposits	—	—	(150)
Gain on life insurance policy	—	—	(816)
Net increase in investment in life insurance	**(463)**	(358)	(351)
Loss (gain) on sale of bank premises and equipment and foreclosed real estate	**173**	(3)	360
Gain on sale of mortgage loans and servicing rights	**(271)**	(307)	(481)
Mortgage loans originated for sale	**(8,677)**	(12,488)	(21,743)
Proceeds from sale of mortgage loans originated for sale	**8,948**	12,795	22,224
Compensation expense related to stock options	**170**	163	134
Decrease (increase) in accrued interest receivable and other assets	**2,272**	989	(1,528)
Increase (decrease) in accrued interest payable and other liabilities	**(663)**	(843)	65
Net Cash Provided by Operating Activities	**10,793**	8,581	6,004
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities available for sale:			
Proceeds from sales	**32,146**	23,944	15,449
Proceeds from maturities and principal reductions on mortgage-backed securities	**34,752**	66,102	44,047
Purchases	**(54,107)**	(106,742)	(58,409)
Securities held to maturity, proceeds from maturities	—	540	—
Redemption of FHLB stock	**716**	177	—
Net decrease (increase) in loans	**12,405**	5,118	(14,912)
Acquisition, net of cash acquired	**4,544**	—	—
Proceeds from life insurance policy	—	—	1,346
Purchase of bank premises and equipment	**(175)**	(179)	(248)
Proceeds from sales of premises and equipment and foreclosed real estate	**784**	100	121
Net Cash Provided by (Used in) Investing Activities	**31,065**	(10,940)	(12,606)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net (decrease) increase in deposits	**(3,532)**	2,392	35,594
Deposits sold	—	—	(3,606)
Net (decrease) increase in short-term borrowings	**(11,515)**	7,506	(12,323)
Repayments of other borrowings	**(18,106)**	(5,000)	—
Stock options exercised	**51**	163	517
Tax benefit of stock options exercised	**5**	34	164
ESOP purchase of shares from treasury stock	**153**	156	166
Purchase of treasury stock	**(602)**	(529)	(68)
Cash dividends paid	**(3,514)**	(3,093)	(2,967)
Net Cash (Used in) Provided by Financing Activities	**(37,060)**	1,629	17,477
Net Increase (Decrease) in Cash and Cash Equivalents	**4,798**	(730)	10,875
CASH AND CASH EQUIVALENTS - BEGINNING	**16,625**	17,355	6,480
CASH AND CASH EQUIVALENTS - ENDING	$ **21,423**	$ 16,625	$ 17,355

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Years Ended December 31,		
	2011	2010	2009
	(In Thousands)		
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest paid to depositors	$ 5,398	$ 6,544	$ 7,916
Income taxes paid, net of refunds	$ 2,363	$ 2,742	$ 2,441
Supplemental Schedule of Noncash Investing Activities			
Investment purchase	$ 1,067	-	-
Transfers of loans to foreclosed real estate	$ 3,172	$ 448	$ 210
Merger with North Penn Bancorp, Inc.			
Noncash assets acquired:			
Securities available for sale	$ 12,671		
Restricted investments	985		
Loans	118,336		
Accrued interest receivable	566		
Premise & equipment, net	2,931		
Core deposit intangible	895		
Deferred tax assets	2,715		
Other assets	5,403		
Goodwill	9,715		
	154,217		
Liabilities assumed:			
Time deposits	51,936		
Deposits other than time deposits	83,498		
Borrowings	7,776		
Accrued interest payable	203		
Other liabilities	600		
	144,013		
Net Noncash Assets Acquired	10,204		
Cash Acquired	$ 15,192		

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

Norwood Financial Corp (Company) is a one bank holding company. Wayne Bank (Bank) is a wholly-owned subsidiary of the Company. The Bank is a state-chartered bank located in Honesdale, Pennsylvania. The Company derives substantially all of its income from the bank related services which include interest earnings on commercial mortgages, residential real estate mortgages, commercial and consumer loans, as well as interest earnings on investment securities and fees from deposit services to its customers. The Company is subject to regulation and supervision by the Federal Reserve Board while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and the Bank's wholly-owned subsidiaries, WCB Realty Corp., Norwood Investment Corp., Norwood Settlement Services, LLC and WTRO Properties. All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the potential impairment of restricted stock, the valuation of deferred tax assets, the determination of other-than-temporary impairment on securities and the fair value of financial instruments.

Significant Group Concentrations of Credit Risk

Most of the Company's activities are with customers located within northeastern Pennsylvania. Note 3 discusses the types of securities that the Company invests in. Note 4 discusses the types of lending that the Company engages in. The Company does not have any significant concentrations to any one industry or customer.

Concentrations of Credit Risk

The Bank operates primarily in Wayne, Pike, Lackawanna and Monroe Counties, Pennsylvania and, accordingly, has extended credit primarily to commercial entities and individuals in this area whose ability to honor their contracts is influenced by the region's economy. These customers are also the primary depositors of the Bank. The Bank is limited in extending credit by legal lending limits to any single borrower or group of borrowers.

Securities

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains and losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using a method which approximates the interest method over the term of the security.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Bonds, notes and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the term of the security.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each Consolidated Balance Sheet date.

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent of the Company to not sell the securities and it is more likely than not that it will not have to sell the securities before recovery of their cost basis.

The Company, as a member of the Federal Home Loan Bank (FHLB) system is required to maintain an investment in capital stock of its district FHLB according to a predetermined formula. This restricted stock has no quoted market value and is carried at cost.

The FHLB has incurred losses in both 2009 and 2010 and has suspended the payment of dividends and has allowed some stock redemptions; however, the FHLB has shown positive results during 2011. The losses are primarily attributable to impairment of investment securities associated with the extreme economic conditions in place during the previous several years. Management evaluated the stock and concluded that the stock was not impaired for the periods presented herein. More consideration was given to the long-term prospects for the FHLB as opposed to the recent stress caused by the extreme economic conditions the world is facing. Management also considered that the FHLB's regulatory capital ratios have increased from the prior year, liquidity appears adequate, and the new shares of FHLB stock continue to change hands at the $100 par value.

Management evaluates the restricted stock for impairment. Management's determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB. Management believes no impairment charge is necessary related to FHLB stock as of December 31, 2011.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees. Interest income is accrued on the unpaid principal balance. Loan origination fees are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Troubled Debt Restructurings

A loan is considered to be a troubled debt restructuring ("TDR") loan when the Company grants a concession to the borrower because of the borrower's financial condition that it would not otherwise consider. Such concessions include the reduction of interest rates, deferment of principal or interest, or other modifications of interest rates that are less than the current market rate for new obligations with similar risk.

Loans Acquired

Loans acquired including loans that have evidence of deterioration of credit quality since origination and for which it is probable, at acquisition, that the Company will be unable to collect all contractually required payments receivable, are initially recorded at fair value (as determined by the present value of expected future cash flows) with no valuation allowance. Loans are evaluated individually to determine if there is evidence of deterioration of credit quality since origination. The difference between the undiscounted cash flows expected at acquisition and the investment in the loan, or the "accretable yield", is recognized as interest income on a level-yield method over the life of the loan. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the "non-accretable difference," are not recognized as a yield adjustment or as a loss accrual or a valuation allowance. Increases in expected cash flows subsequent to the initial investment are recognized prospectively through adjustment of the yield on the loan over its remaining estimated life. Decreases in expected cash flows are recognized immediately as impairment. Any valuation allowances on these impaired loans reflect only losses incurred after the acquisition.

For purchased loans acquired that are not deemed impaired at acquisition, credit discounts representing the principal losses expected over the life of the loan are a component of the initial fair value. Loans may be aggregated and accounted for as a pool of loans if the loans being aggregated have common risk characteristics. Subsequent to the purchase date, the methods utilized to estimate the required allowance for credit losses for these loans is similar to originated loans; however, the Company records a provision for loan losses only when the required allowance exceeds any remaining credit discounts. The remaining differences between the purchase price and the unpaid principal balance at the date of acquisition are recorded in interest income over the life of the loans.

Mortgage Servicing Rights

Servicing assets are recognized as separate assets when rights are acquired through purchase or through the sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon a third party appraisal. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance to the extent that fair value is less than the capitalized amount. The Company's loan servicing assets at

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

December 31, 2011 and 2010, were not impaired. Total servicing assets included in other assets as of December 31, 2011 and 2010, were $302,000 and $250,000, respectively.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential real estate loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated principally on the straight-line method over the respective assets estimated useful lives as follows:

	Years
Buildings and improvements	10 - 40
Furniture and equipment	3 - 10

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Transfers of Financial Assets

Transfers of financial assets, including loan and loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of its carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

Bank Owned Life Insurance

The Company invests in bank owned life insurance ("BOLI") as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance by the Bank on a chosen group of employees. The Company is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income from the increase in cash surrender value of the policies is included in other income on the income statement.

Fair Value of Financial Instruments

The fair value of financial instruments are based upon quoted market prices, when available. For those instances where a quoted price is not available, fair values are based upon observable market based parameters as well as unobservable parameters. Any such valuation is applied consistently over time.

Goodwill

In connection with the acquisition of North Penn Bancorp, Inc. ("North Penn"), we recorded goodwill in the amount of $9.7 million, representing the excess of amounts paid over the fair value of net assets of the institutions acquired in purchase transactions, at its fair value at the date of acquisition. Goodwill is tested and deemed impaired when the carrying value of goodwill exceeds its implied fair value.

Intangible Assets

At December 31, 2011, the Company had intangible assets of $800,000 as a result of the acquisition of North Penn Bancorp, Inc., which is net of accumulated amortization of $95,000 and is included in other assets. These intangible assets will continue to be amortized using the sum-of-the-years digits method of amortization over ten years. At December 31, 2010, the Company had intangible assets of $13,000 arising from the purchase of deposits in 1996, which is net of accumulated amortization of $767,000 which is included in other assets. These intangible assets were fully amortized during 2011. Amortization expense related to intangible assets was $108,000 in 2011 and $52,000 for each of the years ended December 31, 2010 and 2009. The amortization expense will be $153,000 for the year ended December 31, 2012.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Deferred income tax assets and liabilities are determined based on the differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. These differences are measured at the enacted tax rates that will be in effect when these differences reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company and its subsidiary file a consolidated federal income tax return. The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company analyzes each tax position taken in its tax returns and determine the likelihood that the position will be realized. Only tax positions that are "more-likely-than-not" to be realized can be recognized in an entity's financial statements. For tax positions that do not meet this recognition threshold, an entity will record an unrecognized tax benefit for the difference between the position taken on the tax return and the amount recognized in the financial statements. The Company does not have any unrecognized tax benefits at December 31, 2011 or 2010 or during the years then ended. No unrecognized tax benefits are expected to arise within the next twelve months.

Treasury Stock

Common shares repurchased are recorded as treasury stock at cost.

Advertising Costs

Advertising costs are expensed as incurred.

Earnings per Share

Basic earnings per share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. Treasury shares are not deemed outstanding for earnings per share calculations.

Stock Option Plans

The Company recognizes the value of share-based payment transactions as compensation costs in the financial statements over the period that an employee provides service in exchange for the award. The fair value of the share-based payments is estimated using the Black-Scholes option-pricing model. The Company used the modified-prospective transition method to record compensation expense. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method.

Cash Flow Information

For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with banks and federal funds sold.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, letters of credit and commitments to sell loans. Such financial instruments are recorded in the balance sheets when they become receivable or payable.

Trust Assets

Assets held by the Company in a fiduciary capacity for customers are not included in the financial statements since such items are not assets of the Company. Trust income is reported on the accrual method.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,		
	2011	**2010**	**2009**
		(In Thousands)	
Unrealized holding gains (losses) on available for sale securities	**$ 4,275**	$ (994)	$ 1,701
Reclassification adjustment for gains realized in income	**(973)**	(448)	(463)
Net Unrealized Gains (Losses)	**3,302**	(1,442)	1,238
Income tax expense (benefit)	**1,124**	(489)	427
Net of Tax Amount	**$ 2,178**	$ (953)	$ 811

Segment Reporting

The Company acts as an independent community financial service provider and offers traditional banking and related financial services to individual, business and government customers. Through its branch and automated teller machine network, the Company offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of safe deposit services. The Company also performs personal, corporate, pension and fiduciary services through its Trust Department.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, mortgage banking and trust operations of the Company. As such, discrete information is not available and segment reporting would not be meaningful.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Standards

In April 2011, the FASB issued ASU 2011-02, *Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring.* The amendments in this Update provide additional guidance or clarification to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The amendments in this Update are effective for the first interim or annual reporting period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning annual period of adoption. As a result of applying these amendments, an entity may identify receivables that are newly considered impaired. For purposes of measuring impairment of those receivables, an entity should apply the amendments prospectively for the first interim or annual period beginning on or after June 15, 2011. The Company has provided the necessary disclosures in Note 4.

In April 2011, the FASB issued ASU 2011-03, *Transfers and Services (Topic 860): Reconsideration of Effective Control for Repurchase Agreements.* The main objective in developing this Update is to improve the accounting for repurchase agreements (repos) and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The amendments in this Update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. The amendments in this Update apply to all entities, both public and nonpublic. The amendments affect all entities that enter into agreements to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity. The guidance in this Update is effective for the first interim or annual period beginning on or after December 15, 2011 and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. This ASU is not expected to have a significant impact on the Company's financial statements.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* The amendments in this Update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments in this Update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. The Company is currently evaluating the impact the adoption of the standard will have on the Company's financial position or results of operations.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income.* The amendments in this Update improve the comparability, clarity, consistency, and transparency of financial reporting and increase the prominence of items reported in other comprehensive income. To increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS, the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity was eliminated. The amendments require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. All entities

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

that report items of comprehensive income, in any period presented, will be affected by the changes in this Update. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The amendments in this Update should be applied retrospectively, and early adoption is permitted. This ASU is not expected to have a significant impact on the Company's financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles – Goodwill and Other Topics (Topic 350), Testing Goodwill for Impairment.* The objective of this update is to simplify how entities, both public and nonpublic, test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Under the amendments in this Update, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The amendments in this Update apply to all entities, both public and nonpublic, that have goodwill reported in their financial statements and are effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. This ASU is not expected to have a significant impact on the Company's financial statements.

In September 2011, the FASB issued ASU 2011-09, *Compensation-Retirement Benefits-Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer's Participation in a Multiemployer Plan.* The amendments in this Update will require additional disclosures about an employer's participation in a multiemployer pension plan to enable users of financial statements to assess the potential cash flow implications relating to an employer's participation in multiemployer pension plans. The disclosures also will indicate the financial health of all of the significant plans in which the employer participates and assist a financial statement user to access additional information that is available outside the financial statements. For public entities, the amendments in this Update are effective for annual periods for fiscal years ending after December 15, 2011, with early adoption permitted. The amendments should be applied retrospectively for all prior periods presented. The Company has provided the necessary disclosures in Note 8.

In December 2011, the FASB issued ASU 2011-10, *Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate-a Scope Clarification.* The amendments in this Update affect entities that cease to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt. Under the amendments in this Update, when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt, the reporting entity should apply the guidance in Subtopic 360-20 to determine whether it should derecognize the in substance real estate. Generally, a reporting entity would not satisfy the requirements to derecognize the in substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related nonrecourse indebtedness. That is, even if the reporting entity ceases to have a controlling financial interest under Subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary's operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. The amendments in this Update should be

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

applied on a prospective basis to deconsolidation events occurring after the effective date. Prior periods should not be adjusted even if the reporting entity has continuing involvement with previously derecognized in substance real estate entities. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. This ASU is not expected to have a significant impact on the Company's financial statements.

In December 2011, the FASB issued ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.* The amendments in this Update affect all entities that have financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement. The requirements amend the disclosure requirements on offsetting in Section 210-20-50. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. This ASU is not expected to have a significant impact on the Company's financial statements.

In December 2011, the FASB issued ASU 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.* In order to defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments, the paragraphs in this Update supersede certain pending paragraphs in Update 2011-05. Entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before Update 2011-05. All other requirements in Update 2011-05 are not affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is currently evaluating the impact the adoption of the standard will have on the Company's financial position or results of operations.

NOTE 3 - SECURITIES

The amortized cost and fair value of securities were as follows:

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
AVAILABLE FOR SALE:				
U.S. Government agencies	$ 13,268	$ 130	$ -	$ 13,398
States and political subdivisions	54,106	2,640	-	56,746
Corporate obligations	8,733	130	(54)	8,809
Mortgage-backed securities – government sponsored entities	68,886	2,081	(2)	70,965
Equity securities – financial services	239	109	(3)	345
	$ 145,232	$ 5,090	$ (59)	$ 150,263
HELD TO MATURITY:				
States and political subdivisions	$ 171	$ 6	$ -	$ 177

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
AVAILABLE FOR SALE:				
U.S. Government agencies	$ 30,194	$ 392	$ (318)	$ 30,268
States and political subdivisions	49,880	510	(624)	49,766
Corporate obligations	4,018	231	-	4,249
Mortgage-backed securities – government sponsored entities	59,770	1,398	(240)	60,928
Equity securities – financial services	224	381	(1)	604
	$ 144,086	$ 2,912	$ (1,183)	$ 145,815
HELD TO MATURITY:				
States and political subdivisions	$ 170	$ 9	$ -	$ 179

NOTE 3 - SECURITIES (CONTINUED)

The following tables show the Company's investments' gross unrealized losses and fair value aggregated by length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2011					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
Corporate obligations	$ 4,152	$ (54)	$ -	$ -	$ 4,152	$ (54)
Mortgage-backed securities – government sponsored entities	2,495	(2)	-	-	2,495	(2)
Equity securities – financial services	34	(2)	15	(1)	49	(3)
	$ 6,681	$ (58)	$ 15	$ (1)	$ 6,696	$ (59)

	December 31, 2010					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
U.S. Government agencies	$ 8,696	$ (318)	$ -	$ -	$ 8,696	$ (318)
States and political subdivisions	21,829	(624)	-	-	21,829	(624)
Mortgage-backed securities – government sponsored entities	20,113	(240)	-	-	20,113	(240)
Equity Securities – financial services	15	(1)	-	-	15	(1)
	$ 50,653	$ (1,183)	$ -	$ -	$ 50,653	$ (1,183)

The Company has 10 securities in the less than twelve month category and 1 security in the twelve months or more category as of December 31, 2011 compared to 61 securities in the less than twelve month category and no securities greater than twelve months as of December 31, 2010. In management's opinion, the unrealized losses on debt securities reflect changes in interest rates subsequent to the acquisition of specific securities. The Company holds a small amount of equity securities in other financial institutions. No other-than-temporary-impairment charges were recorded in 2011. Management believes that all other unrealized losses represent temporary impairment of the securities, as it is the intent of the Company to not sell the securities and it is more likely than not that it will not have to sell the securities before recovery of their cost basis.

The amortized cost and fair value of securities as of December 31, 2011 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Due in one year or less	$ 1,977	$ 1,984	$ -	$ -
Due after one year through five years	22,573	22,899	171	177
Due after five years through ten years	19,375	20,357	-	-
Due after ten years	32,182	33,713	-	-
	76,107	78,953	171	177
Mortgage-backed securities – government sponsored entities	68,886	70,965	-	-
	$ 144,993	$ 149,918	$ 171	$ 177

NOTE 3 - SECURITIES (CONTINUED)

Gross realized gains and gross realized losses on sales of securities available for sale were $983,000 and $10,000, respectively, in 2011, compared to $450,000 and $2,000, respectively, in 2010, and $597,000 and $134,000, respectively, in 2009. The proceeds from the sales of securities totaled $32,146,000, $23,944,000 and $15,449,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Securities with a carrying value of $71,245,000 and $71,412,000 at December 31, 2011 and 2010, respectively, were pledged to secure public deposits, U.S. Treasury demand notes, securities sold under agreements to repurchase and for other purposes as required or permitted by law.

NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

Included in the 2011 balances are loans acquired from North Penn, as of the acquisition date, as follows (in thousands):

Real Estate	
Residential	$ 36,221
Commercial	70,789
Construction	358
Commercial	10,499
Consumer	1,831
Total loans	$ 119,698

Set forth below is selected data relating to the composition of the loan portfolio at December 31:

	2011		2010	
	(In Thousands)			
Real estate:				
Residential	**$ 148,148**	**32.3%**	$ 124,562	34.9%
Commercial	**262,476**	**57.3**	184,094	51.5
Construction	**11,087**	**2.4**	12,638	3.5
Commercial	**22,684**	**5.0**	22,386	6.3
Consumer	**13,934**	**3.0**	13,668	3.8
Total Loans	**458,329**	**100.0%**	357,348	100.0%
Deferred fees, net	**(422)**		(493)	
Allowance for loan losses	**(5,458)**		(5,616)	
Loans receivable, net	**$ 452,449**		$ 351,239	

Purchased loans acquired in a business combination are recorded at fair value on their purchase date without a carryover of the related allowance for loan losses.

Upon acquisition, the Company evaluated whether each acquired loan (regardless of size) was within the scope of ASC 310-30, Receivables-Loans and Debt Securities Acquired with Deteriorated Credit Quality. Purchased credit-impaired loans are loans that have evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will not collect all contractually required principal and interest payments. There were no material increases or decreases in the expected cash flows of these loans between May 31, 2011 (the "acquisition date") and December 31, 2011. The fair value of purchased credit-impaired loans, on the acquisition date, was determined, primarily based on the fair value of loan collateral. The carrying value of purchased loans acquired with deteriorated credit quality was $1.3 million at December 31, 2011.

NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

On the acquisition date, the preliminary estimate of the unpaid principal balance for all loans evidencing credit impairment acquired in the North Penn acquisition was $1.9 million and the estimated fair value of the loans was $1.5 million. Total contractually required payments on these loans, including interest, at the acquisition date was $3.6 million. However, the Company's preliminary estimate of expected cash flows was $1.9 million. At such date, the Company established a credit risk related non-accretable discount (a discount representing amounts which are not expected to be collected from the customer nor liquidation of collateral) of $1.7 million relating to these impaired loans, reflected in the recorded net fair value. Such amount is reflected as a non-accretable fair value adjustment to loans. The Company further estimated the timing and amount of expected cash flows in excess of the estimated fair value and established an accretable discount of $329,000 on the acquisition date relating to these impaired loans.

The carrying value of the loans acquired and accounted for in accordance with ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality, was determined by projecting discounted contractual cash flows. The table below presents the components of the purchase accounting adjustments related to the purchased impaired loans acquired in the North Penn acquisition as of May 31, 2011:

(In thousands)

Unpaid principal balance	$	1,936
Interest		1,669
Contractual cash flows		3,605
Non-accretable discount		(1,724)
Expected cash flows		1,881
Accretable discount		(329)
Estimated fair value	$	1,552

Changes in the accretable yield for purchased credit-impaired loans were as follows for the twelve months ended December 31, 2011:

(In thousands)		
Balance at beginning of period	$	329
Accretion		(67)
Reclassification and other		(91)
Balance at end of period	$	171

The following table presents additional information regarding loans acquired and accounted for in accordance with ASC 310-30 (in thousands):

	May 31, 2011		December 31, 2011	
	Acquired Loans with Specific Evidence of Deterioration in Credit Quality (ASC 310-30)		Acquired Loans with Specific Evidence of Deterioration in Credit Quality (ASC 310-30)	
Outstanding Balance	$	1,936	$	1,412
Carrying Amount	$	1,552	$	1,241

NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

There has been no allowance for loan losses recorded for acquired loans with or without specific evidence of deterioration in credit quality as of May 31, 2011 as well as those acquired without specific evidence of deterioration in credit quality as of December 31, 2011. In addition, there has been no allowance for loan losses reversed.

The Company maintains a loan review system, which allows for a periodic review of our loan portfolio and the early identification of potential impaired loans. Said system takes into consideration, among other things, delinquency status, size of loans, type and market value of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified losses based on a review of such information. A loan evaluated for impairment is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The Company does not aggregate such loans for evaluation purposes. Impairment is measured on a loan-by-loan basis for commercial and construction loans by the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral-dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential mortgage loans for impairment disclosures, unless such loans are part of a larger relationship that is impaired, or are classified as a troubled debt restructuring.

A loan is considered to be a troubled debt restructuring ("TDR") loan when the Company grants a concession to the borrower because of the borrower's financial condition that it would not otherwise consider. Such concessions include the reduction of interest rates, deferments of principal or interest, or other modifications of interest rates that are less than the current market rate for new obligations with similar risk. TDR loans that are in compliance with their modified terms and that yield a market rate may be removed from the TDR status after a period of performance.

NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The following table shows the amount of loans in each category that were individually and collectively evaluated for impairment at the dates indicated:

	Real Estate Loans			Commercial	Consumer	
December 31, 2011	Residential	Commercial	Construction	Loans	Loans	Total
			(In thousands)			
Individually evaluated for impairment	$ -	$ 11,786	$ -	$ 598	$ -	$ 12,384
Loans acquired with deteriorated credit quality	343	903	-	-	-	1,246
Collectively evaluated for impairment	147,805	249,787	11,087	22,086	13,934	444,699
Total Loans	$148,148	$ 262,476	$ 11,087	$ 22,684	$ 13,934	$ 458,329

	Real Estate Loans			Commercial	Consumer	
December 31, 2010	Residential	Commercial	Construction	Loans	Loans	Total
			(In thousands)			
Individually evaluated for impairment	$ -	$ 14,239	$ -	$ 513	$ -	$ 14,752
Collectively evaluated for impairment	124,562	169,855	12,638	21,873	13,668	342,596
Total Loans	$124,562	$ 184,094	$ 12,638	$ 22,386	$ 13,668	$ 357,348

The following table includes the recorded investment and unpaid principal balances for impaired loans with the associated allowance amount, if applicable. Also presented are the average recorded investments in the impaired loans and the related amount of interest recognized during the time within the period that the impaired loans were impaired.

	Recorded Investment	Unpaid Principal Balance	Associated Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2011					
With no related allowance recorded:			(In thousands)		
Real Estate Loans					
Residential	$ 343	$ 385	$ -	$ 245	$ 7
Commercial	5,866	5,995	-	5,372	340
Commercial Loans	598	598	-	496	10
Subtotal	6,807	6,978	-	6,113	357
With an allowance recorded:					
Real Estate Loans					
Commercial	6,823	6,823	1,231	9,670	204
Subtotal	6,823	6,823	1,231	9,670	204
Total:					
Real Estate loans					
Residential	343	385	-	245	7
Commercial	12,689	12,818	-	15,042	544
Commercial Loans	598	598	-	496	10
Total Impaired Loans	$ 13,630	$ 13,801	$ 1,231	$ 15,783	$ 561

NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

	Recorded Investment	Unpaid Principal Balance	Associated Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2010					
With no related allowance recorded:			(In thousands)		
Real Estate Loans					
Commercial	$ 5,598	$ 5,598	$ -	$ 5,088	$ 266
Commercial Loans	513	513	-	115	-
Subtotal	6,111	6,111	-	5,203	266
With an allowance recorded:					
Real Estate Loans					
Commercial	8,641	8,548	1,648	4,734	119
Commercial Loans	-	-	-	159	-
Subtotal	8,641	8,548	1,648	4,893	119
Total:					
Real Estate loans					
Commercial	14,239	14,146	1,648	9,822	385
Commercial Loans	513	513	-	274	-
Total Impaired Loans	$ 14,752	$ 14,659	$ 1,648	$ 10,096	$ 385

Troubled debt restructured loans are those loans whose terms have been renegotiated to provide a reduction or deferral of principal or interest as a result of financial difficulties experienced by the borrower, who could not obtain comparable terms from alternate financing sources. As of December 31, 2011, troubled debt restructured loans totaled $7.2 million and resulted in specific reserves of $1.2 million. During 2011, there were no new loans identified as troubled debt restructurings. As of December 31, 2010, troubled debt restructured loans totaled $7.6 million and resulted in specific reserves of $1.5 million. During 2011, there were no loan modifications classified as troubled debt restructurings.

Management uses a seven point internal risk rating system to monitor the credit quality of the overall loan portfolio. The first three categories are considered not criticized, and are aggregated as "Pass" rated. The criticized rating categories utilized by management generally follow bank regulatory definitions. The Special Mention category includes assets that are currently protected but are potentially weak, resulting in an undue and unwarranted credit risk, but not to the point of justifying a Substandard classification. Loans in the Substandard category have well-defined weaknesses that jeopardize the liquidation of the debt, and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. All loans greater than 90 days past due are evaluated for proper classification. Any portion of a loan that has been charged off is placed in the Loss category.

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Company has a structured loan rating process with several layers of internal and external oversight. Generally, consumer and residential mortgage loans are included in the Pass categories unless a specific action, such as non performance, repossession, or death occurs to raise awareness of a possible credit event. The Company's Loan Review Department is responsible for the timely and accurate risk rating of the loans on an ongoing basis. Every credit which must be approved by Loan Committee or the Board of Directors is assigned a risk rating at time of consideration. Loan Review also annually reviews relationships of $500,000 and over to assign or re-affirm risk ratings. Loans in the Substandard categories that are collectively evaluated for impairment are given separate consideration in the determination of the allowance.

NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The following table presents the classes of the loan portfolio summarized by the aggregate Pass and the criticized categories of Special Mention, Substandard, Doubtful and Loss within the internal risk rating system as of December 31, 2011 and December 31, 2010 (in thousands):

	Pass	Special Mention	Substandard	Doubtful	Loss	Total
December 31, 2011						
Commercial real estate loans	$237,407	$ 11,009	$ 14,060	$ -	$ -	$ 262,476
Commercial loans	21,598	427	659	-	-	22,684
Total	$259,005	$ 11,436	$ 14,719	$ -	$ -	$ 285,160

	Pass	Special Mention	Substandard	Doubtful	Loss	Total
December 31, 2010						
Commercial real estate loans	$165,226	$ 1,780	$ 17,088	$ -	$ -	$ 184,094
Commercial loans	21,759	75	552	-	-	22,386
Total	$186,985	$ 1,855	$ 17,640	$ -	$ -	$ 206,480

For residential real estate loans, construction loans and consumer loans, the Company evaluates credit quality based on the performance of the individual credits. The following table presents the recorded investment in the loan classes based on payment activity as of December 31, 2011 and December 31, 2010 (in thousands):

December 31, 2011	Performing	Nonperforming	Total
Residential real estate loans	$ 145,061	$ 3,087	$ 148,148
Construction	11,087	—	$ 11,087
Consumer loans	13,934	—	$ 13,934
Total	$ 170,082	$ 3,087	$ 173,169

December 31, 2010	Performing	Nonperforming	Total
Residential real estate loans	$ 123,623	$ 939	$ 124,562
Construction	12,638	—	$ 12,638
Consumer loans	13,668	—	$ 13,668
Total	$ 149,929	$ 939	$ 150,868

NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of December 31, 2011 and December 31, 2010 (in thousands):

December 31, 2011	Current	31-60 Days Past Due	61-90 Days Past Due	Greater than 90 Days Past Due and still accruing	Non-Accrual	Total Past Due and Non-Accrual	Total Loans
Real Estate loans							
Residential	$ 143,550	$ 160	$ 1,351	$ —	$ 3,087	$ 4,598	$ 148,148
Construction	10,532	—	555	—	—	555	11,087
Commercial	255,613	1,015	1,524	—	4,324	6,863	262,476
Commercial loans	22,086	194	—	—	404	598	22,684
Consumer loans	13,835	89	10	—	—	99	13,934
Total	$ 445,616	$ 1,458	$ 3,440	$ —	$ 7,815	$ 12,713	$ 458,329

December 31, 2010	Current	31-60 Days Past Due	61-90 Days Past Due	Greater than 90 Days Past Due and still accruing	Non-Accrual	Total Past Due and Non-Accrual	Total Loans
Real Estate loans							
Residential	$ 123,177	$ 407	$ -	$ 39	$ 939	$ 1,385	$ 124,562
Construction	12,622	16	-	-	-	16	12,638
Commercial	176,981	3,047	1,478	-	2,588	7,113	184,094
Commercial loans	21,858	15	-	-	513	528	22,386
Consumer loans	13,642	24	2	-	-	26	13,668
Total	$ 348,280	$ 3,509	$ 1,480	$ 39	$ 4,040	$ 9,068	$ 357,348

The following table presents changes in the allowance for loan losses:

	Years Ended December 31,		
	2011	**2010**	**2009**
	(In Thousands)		
Allowance balance at beginning of period	**$ 5,616**	$ 5,453	$ 4,233
Charge-offs:			
Commercial	**(2)**	(85)	(17)
Real Estate	**(1,735)**	(699)	(358)
Consumer	**(109)**	(82)	(139)
Total	**(1,846)**	(866)	(514)
Recoveries:			
Commercial	**5**	—	11
Real Estate	**51**	2	4
Consumer	**57**	27	34
Total	**113**	29	49
Provision expense	**1,575**	1,000	1,685
Allowance balance at end of period	**$ 5,458**	$ 5,616	$ 5,453

NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The following table presents the allowance for loan losses by the classes of the loan portfolio:

(In thousands)

	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Consumer	Total
Beginning Balance, December 31, 2010	$ 1,167	$ 3,976	$ 110	$ 171	$ 192	$ 5,616
Charge Offs	(482)	(1,253)	-	(2)	(109)	(1,846)
Recoveries	44	7	-	5	57	113
Provision Expense	528	1,108	(38)	(27)	4	1,575
Ending balance, December 31, 2011	$ 1,257	$ 3,838	$ 72	$ 147	$ 144	$ 5,458
Ending balance individually evaluated for impairment	$ -	$ 1,231	$ -	$ -	$ -	$ 1,231
Ending balance collectively evaluated for impairment	$ 1,257	$ 2,607	$ 72	$ 147	$ 144	$ 4,227

	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Consumer	Total
December 31, 2010 Allowance for loan losses:						
Ending balance	$ 1,167	$ 3,976	110	$ 171	$ 192	$ 5,616
Ending balance individually evaluated for impairment	$ —	$ 1,648	$ —	$ —	$ —	$ 1,648
Ending balance collectively evaluated for impairment	$ 1,167	$ 2,328	$ 110	$ 171	$ 192	$ 3,968

The recorded investment in impaired loans, not requiring an allowance for loan losses was $6,807,000 (net of charge-offs against the allowance for loan losses of $698,000) and $6,111,000 (net of charge-offs against the allowance for loan losses of $220,000) at December 31, 2011 and 2010, respectively. The recorded investment in impaired loans requiring an allowance for loan losses was $6,823,000 (net of a charge-off against the allowance for loan losses of $0) and $8,641,000 (net of a charge-off against the allowance for loan losses of $480,000) at December 31, 2011 and 2010, respectively. The specific reserve related to impaired loans was $1,231,000 for 2011 and $1,648,000 for 2010. For the years ended December 31, 2011, 2010 and 2009, the average recorded investment in these impaired loans was $15,783,000, $10,096,000 and $3,585,000 and the interest income recognized on these impaired loans was $561,000, $385,000 and $139,000, respectively.

Loans on which the accrual of interest has been discontinued amounted to $7,815,000 and $4,040,000 at December 31, 2011 and 2010, respectively. Loan balances past due 90 days or more and still accruing interest, but which management expects will eventually be paid in full, amounted to $0 and $39,000 at December 31, 2011 and 2010, respectively. Interest income that would have been recorded on loans accounted for on a non-accrual basis under the original terms of the loans was $535,000, $339,000 and $188,000 for 2011, 2010 and 2009, respectively.

NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The Company's primary business activity is with customers located in northeastern Pennsylvania. Accordingly, the Company has extended credit primarily to commercial entities and individuals in this area whose ability to honor their contracts is influenced by the region's economy. The Company does not have any significant concentrations to any one customer.

As of December 31, 2011 and 2010, the Company considered its concentration of credit risk to be acceptable. The two highest concentrations are in the hospitality lodging industry and builders/contractors, with loans outstanding of $44.8 million, or 51.2% of bank capital, to the hospitality lodging industry and $12.9 million, or 14.9% of bank capital to builders/contractors. In 2011, the Company recorded a charge-off of $948,000 on one motel loan that was considered impaired and subsequently obtained possession of the property and transferred the loan to foreclosed real estate.

Gross realized gains and gross realized losses on sales of residential mortgage loans were $241,000 and $21,000, respectively, in 2011 compared to $247,000 and $13,000, respectively, in 2010 and $309,000 and $6,000, respectively, in 2009. The proceeds from the sales of residential mortgage loans totaled $8.9 million, $12.8 million and $21.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 5 - PREMISES AND EQUIPMENT

Components of premises and equipment at December 31 are as follows:

	2011	2010
	(In Thousands)	
Land and improvements	$ 2,228	$ 925
Buildings and improvements	9,244	7,975
Furniture and equipment	3,801	5,253
	15,273	14,153
Accumulated depreciation	(7,794)	(9,249)
	$ 7,479	$ 4,904

Depreciation expense totaled $531,000, $459,000 and $546,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Certain facilities are leased under various operating leases. Rental expense for these leases was $299,000, $254,000 and $284,000, respectively, for the years ended December 31, 2011, 2010 and 2009. Future minimum rental commitments under noncancellable leases as of December 31, 2011 were as follows (in thousands):

2012	$ 312
2013	314
2014	306
2015	303
2016	233
Thereafter	2,036
	$ 3,504

NOTE 6 - DEPOSITS

Aggregate time deposits in denominations of $100,000 or more were $80,554,000 and $60,015,000 at December 31, 2011 and 2010, respectively.

At December 31, 2011, the scheduled maturities of time deposits are as follows (in thousands):

2012	**$ 123,805**
2013	**44,394**
2014	**23,734**
2015	**17,461**
2016	**12,380**
	$ 221,774

NOTE 7 - BORROWINGS

Short-term borrowings at December 31 consist of the following:

	2011	2010
	(In Thousands)	
Securities sold under agreements to repurchase	**$ 21,794**	$ 33,110
U.S. Treasury demand notes	-	199
	$ 21,794	$ 33,309

The outstanding balances and related information of short-term borrowings are summarized as follows:

	Years Ended December 31,	
	2011	2010
	(Dollars In Thousands)	
Average balance during the year	**$ 28,521**	$ 26,100
Average interest rate during the year	**.32%**	.45%
Maximum month-end balance during the year	**$ 32,637**	$ 40,068
Weighted average interest rate at the end of the year	**.25%**	.37%

Securities sold under agreements to repurchase generally mature within one day to one year from the transaction date. Securities with an amortized cost and fair value of $25,505,000 and $26,003,000 at December 31, 2011 and $34,502,000 and $34,494,000 at December 31, 2010 were pledged as collateral for these agreements. The securities underlying the agreements were under the Company's control.

The Bank maintains a U. S. Treasury tax and loan note option account for the deposit of withholding taxes, corporate income taxes and certain other payments to the federal government. Deposits are subject to withdrawal and are evidenced by an open-ended interest-bearing note. Borrowings under this note option account were $0 and $199,000 at December 31, 2011 and 2010, respectively.

The Company has a line of credit commitment available from the FHLB of Pittsburgh for borrowings of up to $20,000,000 which expires in December 2016. There were no borrowings under this line at December 31, 2011 and 2010. The Company has a line of credit commitment available from Atlantic Central Bankers Bank for $7,000,000 which expires on June 30, 2012. There were no borrowings under this line of credit at December 31, 2011 and 2010. The Company has a line of credit commitment available which has no expiration date from PNC Bank for $16,000,000. There were no borrowings under this line of credit at December 31, 2011 and December 31, 2010.

NOTE 7 - BORROWINGS (CONTINUED)

Other borrowings consisted of the following at December 31, 2011 and 2010:

	2011	2010
	(In Thousands)	
Notes with the FHLB:		
Convertible note due January 2011 at 5.24%	$ -	$ 3,000
Convertible note due August 2011 at 2.69%	-	10,000
Fixed rate note due September 2011 at 4.06%	-	5,000
Convertible note due October 2012 at 4.37%	**5,000**	5,000
Convertible note due May 2013 at 3.015%	**5,000**	5,000
Fixed rate note due July 2015 at 4.34%	**7,670**	-
Convertible note due January 2017 at 4.71%	**10,000**	10,000
	$ 27,670	$ 38,000

The convertible notes contain an option which allows the FHLB, at quarterly intervals, to change the note to an adjustable-rate advance at three-month LIBOR plus 16 to 22 basis points. If the notes are converted, the option allows the Bank to put the funds back to the FHLB at no charge.

Contractual maturities of other borrowings at December 31, 2011 are as follows (in thousands):

2012	**5,000**
2013	**5,000**
2014	**-**
2015	**7,670**
Thereafter	**10,000**
	$ 27,670

The Bank's maximum borrowing capacity with the FHLB was $222,721,000 of which $27,670,000 was outstanding at December 31, 2011. Advances from the FHLB are secured by qualifying assets of the Bank.

NOTE 8 - EMPLOYEE BENEFIT PLANS

The Company has a defined contributory profit-sharing plan which includes provisions of a 401(k) plan. The plan permits employees to make pre-tax contributions up to 15% of the employee's compensation. The amount of contributions to the plan, including matching contributions, is at the discretion of the Board of Directors. All employees over the age of 21 are eligible to participate in the plan after one year of employment. Employee contributions are vested at all times, and any Company contributions are fully vested after five years. The Company's contributions are expensed as the cost is incurred, funded currently, and amounted to $398,000, $342,000 and $373,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company has a non-qualified supplemental executive retirement plan for the benefit of certain executive officers. At December 31, 2011 and 2010, other liabilities include $1,472,000 and $1,445,000 accrued under the Plan. Compensation expense includes approximately $116,000, $115,000 and $360,000 relating to the supplemental executive retirement plan for 2011, 2010 and 2009, respectively. To fund the benefits under this plan, the Company is the owner of single premium life insurance policies on participants in the non-qualified retirement plan. At December 31, 2011 and 2010, the cash value of these policies was $11,887,000 and $8,249,000, respectively.

The Company provides post retirement benefits in the form of split-dollar life arrangements to employees who meet the eligibility requirements.

NOTE 8 - EMPLOYEE BENEFIT PLANS (CONTINUED)

The net periodic post retirement benefit expense included in salaries and employee benefits was $44,000 and $135,000 for the years ended December 31, 2011 and 2010, respectively.

The Company participates in the Pentegra Mulitemployer Defined Benefit Pension Plan as a result of its acquisition of North Penn. As of December 31, 2011, the Company's Plan was 90.00% funded, and total contributions made are not more than 5% of the total contributions to the Plan. The Company's expense related to the Plan was $6,000 in 2011.

NOTE 9 - INCOME TAXES

The components of the provision for federal income taxes are as follows:

	Years Ended December 31,		
	2011	**2010**	**2009**
	(In Thousands)		
Current	**$ 2,683**	$ 2,867	$ 3,031
Deferred	**(104)**	(205)	(749)
	$ 2,579	$ 2,662	$ 2,282

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for tax reporting and financial statement purposes, principally because certain items, such as, the allowance for loan losses and loan fees are recognized in different periods for financial reporting and tax return purposes. A valuation allowance has not been established for deferred tax assets. Realization of the deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. Deferred tax assets are recorded in other assets.

Income tax expense of the Company is less than the amounts computed by applying statutory federal income tax rates to income before income taxes because of the following:

	Percentage of Income before Income Taxes Years Ended December 31,		
	2011	**2010**	**2009**
Tax at statutory rates	**34.0 %**	34.0 %	34.0 %
Tax exempt interest income, net of interest expense disallowance	(7.5)	(6.2)	(5.0)
Incentive stock options	0.5	0.5	0.4
Earnings on life insurance	(1.2)	(1.1)	(4.1)
Other	0.2	(0.5)	(0.9)
	26.0 %	26.7 %	24.4 %

The income tax provision includes $331,000, $152,000 and $157,000 of income taxes relating to realized securities gains for the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 9 - INCOME TAXES (CONTINUED)

The net deferred tax asset included in other assets in the accompanying balance sheets includes the following amounts of deferred tax assets and liabilities:

	2011	2010
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	**$ 1,787**	$ 1,789
Deferred compensation	**501**	491
Purchase price adjustment	**1,581**	5
Other	**277**	191
Foreclosed real estate	**183**	123
Net operating loss carry forward	**263**	-
Total Deferred Tax Assets	**4,592**	2,599
Deferred tax liabilities:		
Premises and equipment	**282**	276
Deferred loan fees	**264**	225
Net unrealized gains on securities	**1,716**	591
Total Deferred Tax Liabilities	**2,262**	1,092
Net Deferred Tax Asset	**$ 2,330**	$ 1,507

No valuation allowance was established at December 31, 2011 and 2010, due to the Company's ability to carry back taxes paid in prior years and anticipated future taxable income as evidenced by the Company's earnings potential. There is currently no liability for uncertain tax positions and no known unrecognized tax benefits in the provision for income taxes in the Consolidated Statement of Income.

The Company recorded a deferred tax asset in the amount of $263,000 in 2011 related to a net operating loss carry forward resulting from its acquisition of North Penn Bancorp, Inc. The carry forward will expire in 2030 but it is expected that the Company will realize the tax benefit before expiration based on the Company's earning potential. The Company's federal and state income tax returns for taxable years through 2007 have been closed for purposes of examination by the Internal Revenue Service and the Pennsylvania Department of Revenue.

NOTE 10 - REGULATORY MATTERS AND STOCKHOLDERS' EQUITY

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2011 and 2010, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

NOTE 10 - REGULATORY MATTERS AND STOCKHOLDERS' EQUITY (CONTINUED)

As of December 31, 2011, the most recent notification from the regulators has categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are presented in the table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of December 31, 2011:						
Total capital (to risk-weighted assets)	**$75,846**	**16.13%**	**$≥37,611**	**≥8.00%**	**$≥47,014**	**≥10.00%**
Tier 1 capital (to risk-weighted assets)	**70,381**	**14.97**	**≥18,806**	**≥4.00**	**≥28,208**	**≥6.00**
Tier 1 capital (to average assets)	**70,381**	**10.74**	**≥26,215**	**≥4.00**	**≥32,769**	**≥5.00**
As of December 31, 2010:						
Total capital (to risk-weighted assets)	$69,713	19.23%	$≥28,995	≥8.00%	$≥36,243	≥10.00%
Tier 1 capital (to risk-weighted assets)	65,027	17.94	≥14,497	≥4.00	≥21,746	≥6.00
Tier 1 capital (to average assets)	65,027	12.14	≥21,432	≥4.00	≥26,790	≥5.00

The Company's ratios do not differ significantly from the Bank's ratios presented above.

The Bank is required to maintain average cash reserve balances in vault cash or with the Federal Reserve Bank. The amount of these restricted cash reserve balances at December 31, 2011 and 2010 was approximately $372,000 and $309,000, respectively.

Under Pennsylvania banking law, the Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2011, $49,700,000 of retained earnings were available for dividends without prior regulatory approval, subject to the regulatory capital requirements discussed above. Under Federal Reserve regulations, the Bank is limited as to the amount it may lend affiliates, including the Company, unless such loans are collateralized by specific obligations.

NOTE 11 - STOCK OPTION PLANS

The Company's shareholders approved the Norwood Financial Corp 2006 Stock Option Plan at the Annual Meeting on April 26, 2006. An aggregate of 250,000 shares of authorized but unissued Common Stock of the Company were reserved for future issuance under the Plan. This includes up to 40,000 shares for awards to outside directors. Under this plan, the Company granted 29,000 options, which included 4,500 options granted to outside directors in 2011, 28,000 options, which included 4,000 options granted to outside directors in 2010, and 24,000 options, which included 4,000 options granted to outside directors in 2009.

Total unrecognized compensation cost related to nonvested options under the Plan was $130,000 as of December 31, 2011, $165,000 as of December 31, 2010 and $158,000 as of December 31, 2009. Salaries and employee benefits expense includes $170,000, $163,000 and $134,000 of compensation costs related to options for the years ended December 31, 2011, 2010 and 2009, respectively. Net income was reduced by $163,000, $153,000 and $127,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 11 - STOCK OPTION PLANS (CONTINUED)

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

	2011			2010			2009		
	Options	Weighted Average Exercise Price	Intrinsic Value	Options	Weighted Average Exercise Price	Intrinsic Value	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding, beginning of year	**189,639**	**$ 28.52**		170,915	$ 28.07		176,443	$ 25.78	
Granted	**29,000**	**27.43**		28,000	27.74		27,000	28.60	
Exercised	**(2,575)**	**19.69**		(9,276)	17.68		(32,528)	15.83	
Forfeited	**(6,150)**	**30.25**		—	—		—	—	
Outstanding, end of year	209,914	$ 28.43	$113,352	189,639	$ 28.52	$ 146,361	170,915	$ 28.07	$ 286,464
Exercisable, end of year	180,914	$ 28.59	$112,152	161,639	28.66	145,471	146,915	27.98	259,461

Exercise prices for options outstanding as of December 31, 2011 ranged from $19.05 to $31.50 per share. The weighted average remaining contractual life is 6.3 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing with the following weighted average assumptions:

	Years Ended December 31,		
	2011	2010	2009
Dividend yield	3.30%	3.04%	2.89%
Expected life	7 years	7 years	7 years
Expected volatility	25.35%	27.18%	27.39%
Risk-free interest rate	1.39%	2.72%	3.11%
Weighted average fair value of options granted	$4.70	$6.12	$6.77

The expected volatility is based on historical volatility. The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life is based on historical exercise experience. The dividend yield assumption is based on the Company's history and expectation of dividend payouts.

Proceeds from stock option exercises totaled $51,000 in 2011. Shares issued in connection with stock options exercises are issued from available treasury shares. If no treasury shares are available, new shares are issued from available authorized shares. During 2011, all the shares issued in connection with stock option exercises, 2,575 shares in total, were issued from available treasury shares.

NOTE 11 - STOCK OPTION PLANS (CONTINUED)

As of December 31, 2011, outstanding stock options consist of the following:

	Options Outstanding	Average Exercise Price	Remaining Life, Years	Options Exercisable	Average Exercise Price
	6,298	$ 19.05	1.0	6,298	$ 19.05
	16,616	23.95	2.0	16,616	23.95
	18,900	30.00	3.0	18,900	30.00
	23,100	30.38	4.3	23,100	30.38
	21,000	31.50	5.0	21,000	31.50
	21,000	31.25	6.0	21,000	31.25
	23,000	27.50	7.0	23,000	27.50
	1,000	28.90	7.3	1,000	28.90
	22,500	28.59	8.0	22,500	28.59
	1,000	26.88	8.2	1,000	26.88
	26,500	27.77	9.0	26,500	27.77
	1,000	26.27	9.5	—	—
	28,000	27.47	10.0	—	—
Total	209,914	$ 28.43	6.3	180,914	$ 28.59

NOTE 12 - EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share:

	Years Ended December 31,		
	2011	2010	2009
	(In Thousands, Except per Share Data)		
Numerator, net income	$ 7,356	$ 7,313	$ 7,063
Denominator:			
Denominator for basic earnings per share, weighted average shares	3,073	2,762	2,750
Effect of dilutive securities, employee stock options	3	4	16
Denominator for diluted earnings per share, adjusted weighted average shares and assumed conversions	3,076	2,766	2,766
Basic earnings per common share	$ 2.39	$ 2.65	$ 2.57
Diluted earnings per common share	$ 2.39	$ 2.64	$ 2.55

Stock options which had no intrinsic value because their effect would be anti-dilutive and therefore would not be included in the diluted EPS calculation were 157,000, 140,150, and 109,821 for the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 13 - OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

NOTE 13 - OFF-BALANCE SHEET FINANCIAL INSTRUMENTS (CONTINUED)

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the Bank's financial instrument commitments is as follows:

	December 31,	
	2011	2010
	(In Thousands)	
Unfunded availability under loan commitments	$ 43,081	$ 21,448
Unfunded commitments under lines of credit	29,255	30,311
Standby letters of credit	11,892	3,605
	$ 84,228	$ 55,364

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer and generally consists of real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit when deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees.

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and are unobservable (i.e. supported with little or no market activity).

An asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2011 and 2010 are as follows:

		Fair Value Measurement Reporting Date using		
Description	**Total**	**(Level 1) Quoted Prices in Active Markets for Identical Assets**	**(Level 2) Significant Other Observable Inputs**	**(Level 3) Significant Unobservable Inputs**
December 31, 2011				
Available for Sale:				
U.S. Government agencies	**$ 13,398**	**$ —**	**$ 13,398**	**$ —**
States and political subdivisions	**56,746**	**—**	**56,746**	**—**
Corporate obligations	**8,809**	**—**	**8,809**	**—**
Mortgage-backed securities – government sponsored entities	**70,965**	**—**	**70,965**	**—**
Equity securities – financial services	**345**	**345**	**—**	**—**
Total available for sale	**$ 150,263**	**$ 345**	**$ 149,918**	**$ —**
December 31, 2010				
Available for Sale:				
U.S. Government agencies	$ 30,268	$ —	$ 30,268	$ —
States and political subdivisions	49,766	—	49,766	—
Corporate obligations	4,249	—	4,249	—
Mortgage-backed securities – government sponsored entities	60,928	—	60,928	—
Equity securities – financial services	604	604	—	—
Total available for sale	$ 145,815	$ 604	$ 145,211	$ —

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2011 and 2010 are as follows:

		Fair Value Measurement Reporting Date using		
Description	**Total**	**(Level 1) Quoted Prices in Active Markets for Identical Assets**	**(Level 2) Significant Other Observable Inputs**	**(Level 3) Significant Unobservable Inputs**
December 31, 2011				
Impaired Loans	**$ 12,399**	**$ —**	**$ —**	**$ 12,399**
Foreclosed real estate	**2,910**	**—**	**—**	**2,910**
	$ 15,309	**$ —**	**$ —**	**$ 15,309**
December 31, 2010				
Impaired Loans	$ 13,104	$ —	$ 7,038	$ 6,066
Foreclosed real estate	748	—	748	—
	$ 13,852	$ —	$ 7,786	$ 6,066

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful.

The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2011 and 2010.

Cash and cash equivalents (carried at cost):

The carrying amounts reported in the consolidated balance sheet for cash and short-term instruments approximate those assets' fair values.

Securities:

The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted prices. For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management's best estimate is used. Management's best estimate consists of both internal and external support on certain Level 3 investments. Internal cash flow models using a present value formula that includes assumptions market participants would use along with indicative exit pricing obtained from broker/dealers (where available) are used to support fair values of certain Level 3 investments, if applicable.

Loans receivable (carried at cost):

The fair values of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

Impaired loans (generally carried at fair value):

The Company measures impairment generally based on the fair value of the loan's collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the lowest level of input that is significant to the fair value measurements.

As of December 31, 2011, the fair value investment in impaired loans totaled $12,399,000 which included two loans for $6,823,000 for which a valuation allowance had been provided based on the estimated value of the collateral or the present value of estimated cash flows, and twenty loans for $6,807,000 which did not require a valuation allowance since the estimated realizable value of the collateral exceeded the recorded investment in the loan. As of December 31, 2011, the Company has recognized charge-offs against the allowance for loan losses on these impaired loans in the amount of $698,000 over the life of the loans.

As of December 31, 2010, the fair value investment in impaired loans totaled $13,104,000 which includes three loans for $8.6 million for which a valuation allowance has been provided based on current collateral values and seven loans for $6.1 million which do not require a valuation allowance since the current collateral value exceeds the loan value. As of December 31, 2010, the Company has recognized charge-offs against the allowance for loan losses on impaired loans in the amount of $700,000 over the life of the loans.

Mortgage Servicing Rights (generally carried at cost):

The Company utilizes a third party provider to estimate the fair value of certain loan servicing rights. Fair value for the purpose of this measurement is defined as the amount at which the asset could be exchanged in a current transaction between willing parties, other than in a forced liquidation.

Foreclosed real estate owned (carried at fair value):

Real estate properties acquired through, or in lieu of loan foreclosure are to be sold and are carried at fair value less estimated cost to sell. Fair value is based upon independent market prices, appraised value of the collateral or management's estimation of the value of the collateral. These assets are included in Level 3 fair value based upon the lowest level of input that is significant to the fair value measurement.

Restricted investment in Federal Home Loan Bank stock (carried at cost):

The Company, as a member of the Federal Home Loan Bank (FHLB) system is required to maintain an investment in capital stock of its district FHLB according to a predetermined formula. This restricted stock has no quoted market value and is carried at cost.

The FHLB has incurred losses in both 2009 and 2010 and has suspended the payment of dividends and has allowed some stock redemptions; however, the FHLB has shown positive results during 2011. The losses are primarily attributable to impairment of investment securities associated with the extreme economic conditions in place during the previous several years. Management evaluated the stock and concluded that the stock was not impaired for the periods presented herein. More consideration was given to the long-term prospects for the FHLB as opposed to the recent stress caused by the extreme economic conditions the world is facing. Management also considered that the FHLB's regulatory capital ratios have increased from the prior year, liquidity appears adequate, and the new shares of FHLB stock continue to change hands at the $100 par value.

Management evaluates the restricted stock for impairment. Management's determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB. Management believes no impairment charge is necessary related to FHLB stock as of December 31, 2011.

Accrued interest receivable and payable (carried at cost):

The carrying amount of accrued interest receivable and accrued interest payable approximates its fair value.

Deposit liabilities (carried at cost):

The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings (carried at cost):

The carrying amounts of short-term borrowings approximate their fair values.

Other borrowings (carried at cost):

Fair values of FHLB advances are estimated using discounted cash flow analysis, based on quoted prices for new FHLB advances with similar credit risk characteristics, terms and remaining maturity. These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Off-balance sheet financial instruments (disclosed at cost):

Fair values for the Company's off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties' credit standing.

The estimated fair values of the Bank's financial instruments were as follows at December 31, 2011 and December 31, 2010.

	December 31, 2011		December 31, 2010	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
		(In Thousands)		
Financial assets:				
Cash and due from banks, interest bearing deposits with banks and federal funds sold	**$ 21,423**	**$ 21,423**	$ 16,625	$ 16,625
Securities	**150,434**	**150,440**	145,985	145,994
Loans receivable, net	**452,449**	**463,118**	351,239	358,873
Mortgage servicing rights	**302**	**308**	250	274
Investment in FHLB stock	**3,593**	**3,593**	3,361	3,36
Bank owned life insurance	**11,887**	**11,887**	8,249	8,249
Accrued interest receivable	**2,468**	**2,468**	2,166	2,166
Financial liabilities:				
Deposits	**525,767**	**527,707**	393,865	395,157
Short-term borrowings	**21,794**	**21,794**	33,309	33,309
Other borrowings	**27,670**	**30,002**	38,000	40,413
Accrued interest payable	**1,321**	**1,321**	1,536	1,536
Off-balance sheet financial instruments:				
Commitments to extend credit and outstanding letters of credit	—	—	—	—

NOTE 15 – ACQUISITION OF NORTH PENN BANCORP, INC.

On May 31, 2011, the Company closed on a merger transaction pursuant to which Norwood Financial Corp acquired North Penn Bancorp, Inc. in a stock and cash transaction. The acquisition was an in-market transaction that expanded the Company's existing footprint in Monroe County, Pennsylvania and extended its footprint into Lackawanna County, Pennsylvania.

North Penn Bancorp, Inc. was the holding company for North Penn Bank, a Pennsylvania savings bank that conducted its business from a main office in Scranton, Pennsylvania and four branch offices in the northeastern Pennsylvania counties of Lackawanna and Monroe.

Under the terms of the merger agreement, the Company acquired all of the outstanding shares of North Penn Bancorp, Inc. for a total purchase price of approximately $25.4 million. As a result of the acquisition, the Company issued 530,994 common shares, or 15.75% of the total shares outstanding, to former shareholders of North Penn Bancorp, Inc. North Penn Bank has been merged into Wayne Bank, with Wayne as the surviving entity.

The acquired assets and assumed liabilities were measured at estimated fair values. Management made significant estimates and exercised significant judgment in accounting for the acquisition. Management measured loan fair values based on loan file reviews (including borrower financial statements or tax returns), appraised collateral values, expected cash flows and historical loss factors of North Penn Bank. Real estate acquired through foreclosure was primarily valued based on appraised collateral values. The Company also recorded an identifiable intangible asset representing the core deposit base of North Penn Bank based on management's evaluation of the cost of such deposits relative to alternative funding sources. Management used significant estimates including the average lives of depository accounts, future interest rate levels and the cost of servicing various depository products. Management used market quotations to fair value investment securities and FHLB advances.

The business combination resulted in the acquisition of loans with and without evidence of credit quality deterioration. North Penn Bank's loans were deemed impaired at the acquisition date if the Company did not expect to receive all contractually required cash flows due to concerns about credit quality. Such loans were fair valued and the difference between contractually required payments at the acquisition date and cash flows expected to be collected was recorded as a nonaccretable difference. At the acquisition date, the Company recorded $1.9 million of purchased credit-impaired loans subject to a nonaccretable difference of $1.7 million. The method of measuring carrying value of purchased loans differs from loans originated by the Company (originated loans), and as such, the Company identifies purchased loans and purchased loans with a credit quality discount and originated loans at amortized cost.

North Penn Bank's loans without evidence of credit deterioration were fair valued by discounting both expected principal and interest cash flows using an observable discount rate for similar instruments that a market participant would consider in determining fair value. Additionally, consideration was given to management's best estimates of default rates and payment speeds. At acquisition, North Penn's loan portfolio without evidence of deterioration totaled $119.8 million and was recorded at a fair value of $116.7 million.

NOTE 15 – ACQUISITION OF NORTH PENN BANCORP, INC. (CONTINUED)

The following condensed statement reflects the values assigned to North Penn Bancorp's net assets as of the acquisition date:

Total purchase price		$ 25,396
Net Assets Acquired:		
Cash	$ 15,192	
Securities available for sale	12,671	
Restricted investments	985	
Loans	118,336	
Accrued interest receivable	566	
Premises & equipment, net	2,931	
Core deposit intangible	895	
Deferred tax assets	2,715	
Other assets	5,403	
Time deposits	(51,936)	
Deposits other than time deposits	(83,498)	
Borrowings	(7,776)	
Accrued interest payable	(203)	
Other liabilities	(600)	
		15,681
Goodwill resulting from North Penn Merger		$ 9,715

The Company recorded goodwill and other intangibles associated with the purchase of North Penn Bancorp, Inc. totaling $10.6 million. Goodwill is not amortized, but is periodically evaluated for impairment. The Company did not recognize any impairment during the year ended December 31, 2011. The carrying amount of the goodwill at December 31, 2011 was $9.7 million.

Identifiable intangibles are amortized to their estimated residual values over the expected useful lives. Such lives are also periodically reassessed to determine if any amortization period adjustments are required. During the year ended December 31, 2011, no such adjustments were recorded. The identifiable intangible asset consists of a core deposit intangible which is being amortized on an accelerated basis over the useful life of such asset. The gross carrying amount of the core deposit intangible at December 31, 2011 was $895,000 with $95,000 accumulated amortization as of that date.

As of December 31, 2011, the current year and estimated future amortization expense for the core deposit intangible was:

2011	$ 95,000
2012	153,000
2013	137,000
2014	121,000
2015	104,000
2016	88,000
2017	72,000
2018	56,000
2019	39,000
2020	23,000
2021	7,000
	$ 895,000

Results of operations for North Penn prior to the acquisition date are not included in the Consolidated Statement of Income for the period ended December 31, 2011. Due to the significant amount of fair value adjustments historical results of North Penn are not relevant to the Company's results of operations.

NOTE 15 – ACQUISITION OF NORTH PENN BANCORP, INC. (CONTINUED)

The following table presents financial information regarding the former North Penn operations included in our Consolidated Statement of Income from the date of acquisition through December 31, 2011 under the column "Actual from acquisition date through December 31, 2011". In addition, the following table presents unaudited pro forma information as if the acquisition of North Penn had occurred on January 1, 2010 under the "Pro forma" columns. Merger and acquisition integration costs of $781,000 and $130,000 related to the North Penn merger that we incurred during the years ended December 31, 2011 and 2010, respectively, are not reflected in the unaudited pro forma amounts. The pro forma information does not necessarily reflect the results of operations that would have occurred had the Company merged with North Penn at the beginning of 2010. Cost savings are also not reflected in the unaudited pro forma amounts for the years ended December 31, 2011 and 2010.

	Actual from acquisition date through December 31, 2011	Pro forma year ended December 31, 2011	Pro forma year ended December 31, 2010
Net interest income	$ 3,155	$ 24,715	$ 25,008
Noninterest income	180	5,030	4,536
Net income	536	8,419	8,113
Pro forma earnings per share:			
Basic		$ 2.56	$ 1.98
Diluted		2.55	1.96

NOTE 16 - NORWOOD FINANCIAL CORP (PARENT COMPANY ONLY) FINANCIAL INFORMATION

BALANCE SHEETS

	December 31, 2011	December 31, 2010
	(In Thousands)	
ASSETS		
Cash on deposit in bank subsidiary	**$ 1,230**	$ 346
Securities available for sale	**238**	212
Investment in bank subsidiary	**84,187**	66,163
Other assets	**3,434**	1,812
	$ 89,089	$ 68,533
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities	**$ 1,028**	$ 835
Stockholders' equity	**88,061**	67,698
	$ 89,089	$ 68,533

STATEMENTS OF INCOME

	Years Ended December 31, 2011	2010	2009
		(In Thousands)	
Income:			
Dividends from bank subsidiary	**$ 16,496**	$ 3,120	$ 3,005
Other interest income	**9**	17	19
Net realized gain (loss) on sales of securities	**-**	66	(134)
	16,505	3,203	2,890
Expenses	**980**	323	176
	15,525	2,880	2,714
Income tax benefit	**(290)**	(82)	(99)
	15,815	2,962	2,813
Equity in undistributed earnings of subsidiary	**(8,459)**	4,351	4,250
Net Income	**$ 7,356**	$ 7,313	$ 7,063

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2011	2010	2009
		(In Thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 7,356**	$ 7,313	$ 7,063
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of bank subsidiary	**8,459**	(4,351)	(4,250)
Net (gains) losses on sales of securities	**-**	(66)	134
Other, net	**(506)**	(144)	(300)
Net Cash Provided by Operating Activities	**15,309**	2,752	2,647
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of securities	**-**	166	22
Outlays for business acquisitions	**(10,518)**	-	-
Net Cash Provided by Investing Activities	**(10,518)**	166	22
CASH FLOWS FROM FINANCING ACTIVITIES			
Stock options exercised	**51**	163	517
Tax benefit of stock options exercised	**5**	34	164
ESOP purchase of shares from treasury stock	**153**	156	166
Acquisition of treasury stock	**(602)**	(529)	(68)
Cash dividends paid	**(3,514)**	(3,093)	(2,967)
Net Cash Used in Financing Activities	**(3,907)**	(3,269)	(2,188)
Net Increase (Decrease) in Cash and Cash Equivalents	**884**	(351)	481
CASH AND CASH EQUIVALENTS - BEGINNING	**346**	697	216
CASH AND CASH EQUIVALENTS - ENDING	**$ 1,230**	$ 346	$ 697

INVESTOR INFORMATION

STOCK LISTING

Norwood Financial Corp stock is traded on the Nasdaq Global Market under the symbol NWFL. The following firms are known to make a market in the Company's stock:

Boenning & Scattergood, Inc.
West Conshohocken, PA
800-496-1170

RBC Capital Markets
Philadelphia, PA 19103
888-848-4677

Janney Montgomery Scott, LLC
Scranton, PA 18503
800-638-4417

Stifel Nicolaus
St. Louis, MO
314-342-2000

TRANSFER AGENT

IST Shareholder Services, 209 West Jackson Blvd., Suite 903, Chicago, IL 60606. Stockholders who may have questions regarding their stock ownership should contact the Transfer Agent at 312-427-2953.

DIVIDEND CALENDAR

Dividends on Norwood Financial Corp common stock, if approved by the Board of Directors are customarily paid on or about February 1, May 1, August 1 and November 1.

AUTOMATIC DIVIDEND REINVESTMENT PLAN

The Plan, open to all shareholders, provides the opportunity to have dividends automatically reinvested into Norwood stock. Participants in the Plan may also elect to make cash contributions to purchase additional shares of common stock. Shareholders do not incur brokerage commissions for the transactions. Please contact the transfer agent for additional information.

SEC REPORTS AND ADDITIONAL INFORMATION

A copy of the Company's annual report on Form 10-K for its fiscal year ended December 31, 2011 including financial statements and schedules thereto, required to be filed with the Securities and Exchange Commission may be obtained upon written request of any stockholder, investor or analyst by contacting William S. Lance, Executive Vice President, Chief Financial Officer and Secretary, Norwood Financial Corp., 717 Main Street, PO Box 269, Honesdale, PA 18431, 570-253-1455.

NORWOOD FINANCIAL CORP DIRECTORY OF OFFICERS

NORWOOD FINANCIAL CORP

John E. Marshall	Chairman of the Board
Lewis J. Critelli	President & Chief Executive Officer
Edward C. Kasper	Executive Vice President
William S. Lance	Executive Vice President, Chief Financial Officer, Treasurer & Secretary
Kenneth C. Doolittle	Executive Vice President
John F. Carmody	Senior Vice President
Joseph A. Kneller	Senior Vice President
John H. Sanders	Senior Vice President

WAYNE BANK

John E. Marshall	Chairman of the Board
Lewis J. Critelli	President & Chief Executive Officer
Edward C. Kasper	Executive Vice President
William S. Lance	Executive Vice President, Chief Financial Officer & Secretary
Kenneth C. Doolittle	Executive Vice President, Retail Administration
John F. Carmody	Senior Vice President, Senior Loan Officer/Corporate Bank
John H. Sanders	Senior Vice President/ Retail Bank Manager
Thomas Byrne	Senior Vice President
Christe Casciano	Senior Vice President
William J. Henigan, Jr.	Senior Vice President
Joseph A. Kneller	Senior Vice President
Brian Mahlstedt	Senior Vice President
Diane Wylam	Vice President & Senior Trust Officer
Karen Gasper	Vice President & Internal Auditor
Nancy A. Hart	Vice President, Controller, Assistant Treasurer & Assistant Secretary
Kelley J. Lalley	Vice President & Assistant Secretary
Barbara A. Ridd	Vice President & Assistant Secretary
Robert J. Behrens, Jr.	Vice President
Ryan J. French	Vice President
Joann Fuller	Vice President
Carolyn K. Gwozdziewycz	Vice President
Raymond C. Hebden	Vice President
Jennifer Jaycox	Vice President
William R. Kerstetter	Vice President
Linda M. Moran	Vice President
Mary Alice Petzinger	Vice President
Mark W. Ranzan	Vice President
Karyn Reppert	Vice President
Richard Siarniak	Vice President
Eli Tomlinson	Vice President
Douglas Atherton	Assistant Vice President
Marianne M. Glamann	Assistant Vice President
Richard Rossi	Assistant Vice President
Jeanne Corey	Community Office Manager
Wendy L. Davis	Community Office Manager
Rosie Demorizi-Ortiz	Community Office Manager
Jill Hessling	Community Office Manager
Vonnie Lewis	Community Office Manager
Teresa Melucci	Community Office Manager
Sandra Mruczkewycz	Community Office Manager
Crystal Tompkins	Community Office Manager
Laurie J. Bishop	Assistant Community Office Manager
Diane L. Richter	Assistant Community Office Manager
Jessica Santiago	Assistant Community Office Manager
Toni M. Stenger	Assistant Community Office Manager
Laura Thomas	Assistant Community Office Manager
Maurice Dennis	Credit Analyst
Thomas Kowalski	Resource Recovery Manager
Julie Kuen	Electronic Banking Officer
Sally J. Rapp	Human Resources Officer
Frank Sislo	Consumer Loan Manager
Doreen A. Swingle	Residential Mortgage Lending Officer

NORWOOD INVESTMENT CORP

Lewis J. Critelli	President & Chief Executive Officer
William S. Lance	Treasurer
Scott C. Rickard	Senior Investment Representative, Invest Financial Corp

MONROE COUNTY ASSOCIATE BOARD

Michael J. Baxter	James H. Ott
Sara Cramer	Marvin Papillon
Dr. Andrew A. Forte	Ray Price
Ralph A. Matergia, Esq.	Ron Sarajian

waynebank.com